  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1997
                                                        REGISTRATION NO.
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                                GOLD KIST INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              GEORGIA                              58-0255560
  (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)
                                ---------------
                      244 PERIMETER CENTER PARKWAY, N.E.
                            ATLANTA, GEORGIA 30346
                                 770-393-5000
  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ALEXANDER W. PATTERSON
                                 ALSTON & BIRD
                              ONE ATLANTIC CENTER
                          1201 WEST PEACHTREE STREET
                          ATLANTA, GEORGIA 30309-3424
                                 404-881-7688
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
           PETER J. GIBBONS                        JACK L. LAWING
        VICE PRESIDENT--FINANCE                       SECRETARY
              GOLD KIST INC.                      AGVESTMENTS, INC.
           POST OFFICE BOX 2210                 POST OFFICE BOX 2210
        ATLANTA, GEORGIA 30301                 ATLANTA, GEORGIA 30301
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.
                                ---------------
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
                                ---------------
  If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11
(a)(1) of this form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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                                                                      PROPOSED     PROPOSED
                                                                      MAXIMUM      MAXIMUM
                                                          AMOUNT      OFFERING    AGGREGATE    AMOUNT OF
                TITLE OF EACH CLASS OF                    TO BE        PRICE       OFFERING   REGISTRATION
             SECURITIES TO BE REGISTERED                REGISTERED    PER UNIT      PRICE         FEE
----------------------------------------------------------------------------------------------------------
 Subordinated Capital Certificates of Interest
  (Series D) 15 years................................  $ 5,000,000   $   500(1)  $ 5,000,000    $ 1,515
 Subordinated Capital Certificates of Interest
  (Series D) 10 years................................  $ 1,000,000   $   500(1)  $ 1,000,000    $   303
 Subordinated Capital Certificates of Interest
  (Series C) 5 years.................................  $ 5,000,000   $   500(1)  $ 5,000,000    $ 1,515
 Subordinated Capital Certificates of Interest
  (Series A) 3 years.................................  $ 2,000,000   $   500(1)  $ 2,000,000    $   606
 Subordinated Capital Certificates of Interest
  (Series A) 2 years.................................  $ 5,000,000   $   500(1)  $ 5,000,000    $ 1,515
 Subordinated Loan Certificates (Series C) 1 year....  $25,000,000   $   500(1)  $25,000,000    $ 7,576
 Subordinated Large Denomination Loan Certificates
  (Series A) 1 year..................................  $25,000,000   $50,000(2)  $25,000,000    $ 7,576
----------------------------------------------------------------------------------------------------------
Total................................................  $68,000,000               $68,000,000    $20,606
----------------------------------------------------------------------------------------------------------
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(1) All certificates are offered at par in minimum denominations of $500; however, certificates will be issued in any amount which is $500 or larger.
(2) All certificates are offered at par in minimum denominations of $50,000; however, certificates will be issued in any amount which is $50,000 or larger.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  Pursuant to Rule 429, the combined prospectus filed as a part of this Registration Statement relates as well to the following Registration
Statements and amendments thereto: Registration Statements No. 2-86777, No. 33-428, No. 33-17394, No. 33-24623, No. 33-31164, No. 33-42900, No. 33-52268,
No. 33-69204, No. 33-55563, No. 33-62869 and 333-12397.
                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
-------------------------------------------------------------------------------
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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 1997
                                 GOLD KIST INC.

        $ 7,831,347--8.25%, FIFTEEN YEAR SUBORDINATED
        CAPITAL CERTIFICATES OF INTEREST (SERIES D)

[LOGO]  $ 5,715,945--8.00%, TEN YEAR SUBORDINATED
GOLD    CAPITAL CERTIFICATES OF INTEREST (SERIES D)
KIST    $10,622,093--7.75%, SEVEN YEAR SUBORDINATED
        CAPITAL CERTIFICATES OF INTEREST (SERIES A)
        $10,786,235--7.50%, FIVE YEAR SUBORDINATED
        CAPITAL CERTIFICATES OF INTEREST (SERIES C)
        $13,051,242--7.00%, THREE YEAR SUBORDINATED
        CAPITAL CERTIFICATES OF INTEREST (SERIES A)
        $16,279,572--6.75%, TWO YEAR SUBORDINATED
        CAPITAL CERTIFICATES OF INTEREST (SERIES A)
        $25,530,851--6.30%, ONE YEAR SUBORDINATED LOAN
        CERTIFICATES (SERIES C)
        $43,542,003--6.40%, ONE YEAR SUBORDINATED
        LARGE DENOMINATION LOAN CERTIFICATES (SERIES
        A)
        $13,172,153--5.60%, SIX MONTH SUBORDINATED
        LARGE DENOMINATION LOAN CERTIFICATES (SERIES
        A)

--------------------------------------------------------------------------------
  The Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates are
unsecured obligations of Gold Kist. The certificates of each series are redeemable, subject to certain limitations, by the holders, and the Five,
Seven, Ten and Fifteen Year Certificates are subject to redemption at the call of Gold Kist. The Certificates of each series are subordinated, in case of liquidation of Gold Kist, to "Superior Indebtedness." As of June 28, 1997, Superior Indebtedness (as defined in the indenture under which each series will be issued) amounted to approximately $633,727,000. See Description of Subordinated Capital Certificates of Interest and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates.
--------------------------------------------------------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  NOR HAS THE  COMMISSION PASSED UPON THE  ACCURACY OR
     ADEQUACY OF THIS PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY IS A
       CRIMINAL OFFENSE. SEE "RISK FACTORS" ON PAGE 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                UNDERWRITING
                                                DISCOUNTS AND
                                     PRICE TO    COMMISSIONS  PROCEEDS TO GOLD
                                      PUBLIC       (1)(2)         KIST (2)
------------------------------------------------------------------------------
SUBORDINATED CAPITAL CERTIFICATES
OF INTEREST
 Fifteen Year (Series D)--Per Unit
 (3).............................. $        500
 Total............................ $  7,831,347   $ 313,254     $  7,518,093
 Ten Year (Series D)--Per Unit
 (3).............................. $        500
 Total............................ $  5,715,945   $ 171,478     $  5,544,467
 Seven Year (Series A)--Per Unit
 (3).............................. $        500
 Total............................ $ 10,622,093   $ 265,552     $ 10,356,541
 Five Year (Series C)--Per Unit
 (3).............................. $        500
 Total............................ $ 10,786,235   $ 215,725     $ 10,570,510
 Three Year (Series A)--Per Unit
 (3).............................. $        500
 Total............................ $ 13,051,242   $ 130,512     $ 12,920,730
 Two Year (Series A)--Per Unit
 (3).............................. $        500
 Total............................ $ 16,279,572   $ 122,097     $ 16,157,475
SUBORDINATED LOAN CERTIFICATES
 One Year (Series C)--Per Unit
 (3).............................. $        500
 Total............................ $ 25,530,851   $ 127,654     $ 25,403,197
SUBORDINATED LARGE DENOMINATION
LOAN CERTIFICATES
 One Year (Series A)--Per Unit
 (4).............................. $     50,000
 Total............................ $ 43,542,003   $ 217,710     $ 43,324,293
 Six Month (Series A)--Per Unit
 (5).............................. $     20,000
 Total............................ $ 13,172,153   $  32,930     $ 13,139,223

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (1) Agvestments, Inc. ("Agvestments"), a wholly-owned subsidiary of Gold
Kist, has been engaged by Gold Kist to solicit from the public on a best efforts basis offers to purchase the securities described herein. All offers to purchase are subject to acceptance by Gold Kist. Gold Kist has agreed to pay all of the expenses and disbursements of Agvestments, including the commissions of its associated persons and to furnish all facilities, financing and accounting, clerical and recordkeeping services necessary for the conduct of Agvestments' business. Gold Kist has also agreed to pay all liabilities incurred by Agvestments, including liabilities under the Securities Act of
1933. The commissions to be paid to Agvestments' associated persons will be established by Agvestments from time to time within the following ranges of percentage of the sales price of the certificates: Six Month Certificates--
1/8- 1/4%; One Year Certificates-- 1/4- 1/2%; Two Year Certificates-- 1/2-
3/4%; Three Year Certificates-- 3/4-1%; Five Year Certificates--1-2%; Seven
Year Certificates--1.5-2.5%; Ten Year Certificates--2-3%; and Fifteen Year Certificates--2-4%. Agvestments offers cash bonuses to its associated persons under an incentive program, but in no event can the total compensation to any associated person exceed 5% of the sales price of certificates. Assuming that all registered certificates are sold and that the maximum incentive bonuses are earned by Agvestments' associated persons on such sales, the maximum compensation to be paid to Agvestments on the sale of $146,531,441 in face amount of certificates would total $1,635,863.
  Agvestments is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). Agvestments' principal office is located at 244 Perimeter Center Parkway, N.E., Post Office Box 2210, Atlanta, Georgia 30301. This offering is being made in compliance with the terms of a partial exemption from the requirements of Schedule E of the NASD By-Laws. As a condition of this partial exemption, a minimum of 80 percent of the dollar amount of aggregate sales made in this offering must be to members, equity holders, producer-suppliers, non-member patrons or employees of Gold Kist, a subsidiary, franchisee or member association, or to holders of securities thereof within the past three years who were in one of the above categories at the time of purchase of such securities, or to family members or affiliates of one of the above.
  (2) The proceeds to Gold Kist of $144,895,578 are before deducting the expenses to be borne by Gold Kist of an estimated amount of $111,606. The certificates are offered on a best efforts basis for an indeterminate period of time, not expected to be in excess of two years. There is no requirement that a minimum amount of the securities of any series offered hereby must be sold.
  (3) All certificates are offered at par in minimum denominations of $500; however, certificates will be issued in any amount which is $500 or larger.
  (4) All certificates are offered at par in minimum denominations of $50,000; however, certificates will be issued in any amount which is $50,000 or larger.
  (5) All certificates are offered at par in minimum denominations of $20,000; however, certificates will be issued in any amount which is $20,000 or larger.
                                  ----------

                               AGVESTMENTS, INC.

                The Date of this Prospectus is October   , 1997

                             AVAILABLE INFORMATION

  Gold Kist is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by Gold Kist can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, N.Y. 10008; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  Gold Kist has filed with the Securities and Exchange Commission Registration Statements under the Securities Act of 1933 with respect to the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statements, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Gold Kist and the securities offered hereby, reference is made to the Registration Statements, including the exhibits, consolidated financial statements and schedules filed as a part thereof. The Registration Statements may be inspected without charge at the principal offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. Copies of the Registration Statements, or any part thereof, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

  The summaries or descriptions of documents in this Prospectus do not purport to be complete, and where any such document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of its provisions.

                     INFORMATION INCORPORATED BY REFERENCE

  The Annual Report on Form 10-K for the fiscal year ended June 28, 1997, which was filed by Gold Kist with the Securities and Exchange Commission, is incorporated into this Prospectus by reference.

  Gold Kist will furnish without charge to each person to whom this Prospectus is delivered, on the request of such person, a copy of any and all of the information that has been incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates). Such request should be directed to Jack L. Lawing, Corporate Secretary, Gold Kist Inc., 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, whose telephone number is (770) 393-5000.

                               PROSPECTUS SUMMARY

  The following summary highlights certain information about Gold Kist Inc. and is qualified in its entirety by the detailed information and financial statements and related notes appearing elsewhere in this Prospectus.

                                THE ASSOCIATION

  Gold Kist Inc. ("Gold Kist" or the "Association") is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist serves approximately 31,000 active farmer members and other cooperative associations located principally in the southeastern United States. Gold Kist both markets products and purchases supplies and equipment for its members. See Business.

                                  THE OFFERING

  The various classes of securities described below are offered for sale.

SECURITIES OFFERED

                                                                     AGGREGATE
                     DESCRIPTION OF SECURITIES                      FACE AMOUNT
                     -------------------------                      ------------
Subordinated Capital Certificates of Interest
 15 year maturity, Series D (Interest as indicated on the front cover of this Prospectus)........................................ $  7,831,347
 10 year maturity, Series D (Interest as indicated on the front cover of this Prospectus)........................................ $  5,715,945
 7 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)........................................ $ 10,622,093
 5 year maturity, Series C (Interest as indicated on the front cover of this Prospectus)........................................ $ 10,786,235
 3 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)........................................ $ 13,051,242
 2 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)........................................ $ 16,279,572
Subordinated Loan Certificates
 1 year maturity, Series C (Interest as indicated on the front cover of this Prospectus)........................................ $ 25,530,851
Subordinated Large Denomination Loan Certificates
 1 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)........................................ $ 43,542,003
 6 month maturity, Series A (Interest as indicated on the front cover of this Prospectus)........................................ $ 13,172,153

 Equivalent Subordination

  The Subordinated Capital Certificates of Interest, the Subordinated Loan Certificates and the Subordinated Large Denomination Loan Certificates of each class rank equally under their respective subordination provisions. See Description of Subordinated Capital Certificates of Interest--Subordination, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates--Subordination.

 Redemption at Request of Certificateholder

  The certificates of each class may be redeemed prior to maturity upon the death of a certificateholder or, subject to quarterly amount limitations except in the case of the Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates, at any time. Redemption prior to maturity, other than upon the death of a certificateholder, requires a substantial redemption penalty which, under certain circumstances, could exceed the amount of interest paid or accrued on the certificate to the date of redemption, thus resulting in a redemption price which is less than the principal amount of the certificate. See Description of Subordinated Capital Certificates of Interest-- Redemption at the Request of Certificateholder, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates-- Redemption at the Request of Certificateholder.

  The indentures governing the Subordinated Capital Certificates of Interest, the Subordinated Loan Certificates and the Subordinated Large Denomination Loan Certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

 Redemption at the Option of Gold Kist

  In addition to redemptions at the request of the certificateholder, Gold Kist may, at its option, redeem all or, from time to time, any part of the certificates of five, seven, ten and fifteen year maturity on any date prior to maturity. In such event, the redemption price would be 100% of the principal amount redeemed, plus accrued but unpaid interest on that amount, plus a substantial redemption premium. See Description of Subordinated Capital Certificates of Interest--Redemption at the Option of Gold Kist.

METHOD OF SALE

  The securities are offered for sale by Agvestments, Inc. on a best efforts basis.

SELLING PRICE

  The securities are offered at par.

USE OF PROCEEDS

  The proceeds from this offering of securities will be used primarily to repay a portion of the Association's other indebtedness and for general corporate purposes. See Use of Proceeds.

MATERIAL RISKS

  Reference is made to the section of this Prospectus entitled Risk Factors.

SUMMARY OF SELECTED FINANCIAL INFORMATION

                                   FOR FISCAL YEARS ENDED (000'S OMITTED)
                             --------------------------------------------------
                              JUNE 26,  JUNE 25,   JULY 1,  JUNE 29,  JUNE 28,
                                1993      1994      1995      1996      1997
                             ---------- --------- --------- --------- ---------
Consolidated Statement of
 Operations Data:
 Net sales volume........... $1,400,566 1,561,034 1,688,537 1,955,569 2,289,044
 Net margins (A)............ $   27,238    39,404    11,751    37,032    11,890
 Ratio of net margins to
  fixed charges (B).........        3.2       3.7       2.0       3.2       1.2
                                           AS OF (000'S OMITTED)
                             --------------------------------------------------
                              JUNE 26,  JUNE 25,   JULY 1,  JUNE 29,  JUNE 28,
                                1993      1994      1995      1996      1997
                             ---------- --------- --------- --------- ---------
Consolidated Balance Sheet
 Data:
 Total assets............... $  665,102   716,432   821,637   975,960 1,119,836
 Total liabilities.......... $  354,889   394,754   482,675   621,378   745,303
 Patrons' and other
  equity(A)................. $  285,620   296,662   314,990   326,410   346,075

--------
A. See Note 6 and Note 9(a) of Notes to Consolidated Financial Statements.
B. See Selected Consolidated Financial Data, Note C.

                                 RISK FACTORS

LACK OF ESTABLISHED MARKET FOR SECURITIES OFFERED

  There is no established market for the Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates presently outstanding, and it is unlikely that a market will be available in which the certificates offered by this Prospectus can be sold.

SUBORDINATION OF SECURITIES OFFERED

  Payment of the principal and interest on the Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates of each series offered hereby is subordinated in right of payment, in case of liquidation of Gold Kist, to the prior payment in full of the principal of and interest on "Superior Indebtedness," as set forth in the indentures under which each series of Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates will be issued. As of June 28, 1997, Superior Indebtedness (as defined in the indentures) amounted to approximately $633,727,000 and additional Superior Indebtedness, without limitation, may be created from time to time. See Description of Subordinated Capital Certificates of Interest--Subordination, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates--Subordination.

AFFILIATED UNDERWRITER

  Agvestments, Inc. is a wholly-owned subsidiary of Gold Kist. Under the terms of an agreement with Gold Kist, Agvestments' business is restricted to the offering and sale of securities issued by Gold Kist. This offering is being made in compliance with the terms of a partial exemption from the requirements of Schedule E of the NASD By-Laws; no persons other than associated persons of Gold Kist or Agvestments participated in determining the price and other terms of the securities offered hereby. The rate of interest borne by certificates of each series is determined from time to time by the Board of Directors of Gold Kist or its delegates, who are officers of Gold Kist, but no change in the rate affects any certificates theretofore issued. The rates are reexamined weekly by officers of Gold Kist and Agvestments, and a pricing determination is made based upon the yields offered on debt securities of comparable maturities issued by the United States Government and other market factors.

AGRICULTURE AND AGRIBUSINESS INDUSTRY

  Gold Kist's business is principally composed of operations in agriculture and related agribusiness industries. The nature of agribusiness industry in general, including poultry processing and marketing, is such that supply and demand market forces exert significant influence upon the operations of firms engaged in these businesses. Demand for the products produced, processed and marketed by Gold Kist is often influenced by supplies and prices of alternative products. Historically, weather has also had a significant impact on the farm economy and the operating results of agribusinesses such as Gold Kist. Additionally, as is common with other businesses involving perishable commodities, the poultry and other operations of Gold Kist have demonstrated a cyclical nature with varying levels of profits, and to a lesser extent losses, over periods of years. Management is unable to predict whether, and to what extent, such factors and conditions will affect the Association's operating results in the future.

                                GOLD KIST INC.

  Gold Kist Inc. is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist serves approximately 31,000 active farmer members located principally in the southeastern United States. In addition, other cooperative associations are members.

  Gold Kist is both a marketing and purchasing cooperative; it markets products and commodities and purchases supplies and equipment for its members. The Association also engages in marketing and purchasing transactions with nonmembers. Transactions with its members are on a cooperative basis, and members are entitled to receive patronage refunds out of net margins earned on such business. See Business--Patronage Refunds. Patronage refunds are not paid to nonmembers. The Association also engages in non-cooperative activities through subsidiaries and partnerships.

  Gold Kist conducts broiler and pork production operations, providing both marketing and purchasing services to producers. Gold Kist also purchases or manufactures feed, seed, fertilizers, pesticides, animal health products and other farm supply items for sale at wholesale and retail. Additionally, the Association is engaged in the processing, storage and marketing of cotton, serves as a contract procurement agent for, and stores, farm commodities such as soybeans and grain, is a partner in a major peanut processing and marketing business and in a pecan processing and marketing business, and is a participant in joint ventures organized for the production and sales of hogs and fertilizer ingredients.

  The Association's principal office is located at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, and its telephone number is (770) 393-5000.

                                USE OF PROCEEDS

  The maximum net proceeds to Gold Kist from the sale of the certificates offered hereby are estimated to be $144,895,578 before deduction of expenses estimated to be $111,606. The proceeds will be used in the following order of priority. Approximately $42,221,000 of the proceeds will be used for the repayment or redemption of outstanding Gold Kist Certificates of Interest, Loan Certificates and Large Denomination Loan Certificates which will mature during the twelve-month period ending October 31, 1998. The rates of interest borne by such indebtedness are set forth in Note 4 of Notes to Consolidated Financial Statements. Any remaining proceeds will be used for general corporate purposes, including additional production and processing plant capacity expansion and additional working capital.

  The Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates are being offered as a continuous offering on a "best efforts" basis by Agvestments, Inc. Consequently, no assurance can be given as to the amount of Subordinated Capital Certificates of Interest, Subordinated Loan Certificates or Subordinated Large Denomination Loan Certificates that will be sold or as to the amount of net proceeds therefrom which will be available to Gold Kist from time to time. If substantially less than the maximum proceeds are obtained, to the extent that cash flow from future operations is not sufficient, Gold Kist would borrow necessary additional funds from banks and other lenders. See Note 4 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below under the captions "Consolidated Statement of Operations Data" for each of the years in the five-year period ended June 28, 1997 and "Consolidated Balance Sheet Data" as of June 26, 1993, June 25, 1994, July 1, 1995, June 29, 1996 and June 28, 1997
are derived from the consolidated financial statements of Gold Kist Inc. and subsidiaries, which have been audited by KPMG Peat Marwick LLP, independent auditors. The consolidated financial statements as of June 29, 1996 and June 28, 1997 and for each of the years in the three-year period ended June 28, 1997, and the report thereon of KPMG Peat Marwick LLP, which is based partially upon the report of other auditors, are included elsewhere herein. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition and the aforementioned consolidated financial statements, the related notes and the audit report, which refers to a change in accounting for certain investments in debt and equity securities, included elsewhere herein.

                                  FOR FISCAL YEARS ENDED (000'S OMITTED)
                            --------------------------------------------------
                             JUNE 26,  JUNE 25,   JULY 1,  JUNE 29,  JUNE 28,
                               1993      1994      1995      1996      1997
                            ---------- --------- --------- --------- ---------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net sales volume........... $1,400,566 1,561,034 1,688,537 1,955,569 2,289,044
                            ========== ========= ========= ========= =========
Interest expense........... $   17,163    13,924    17,525    21,065    26,951
                            ========== ========= ========= ========= =========
Margins before cumulative
 effect of accounting
 changes................... $   27,238    34,065    11,751    37,032    11,890
Cumulative effect of
 changes in accounting for
 income taxes (A).......... $      --      5,339       --        --        --
                            ---------- --------- --------- --------- ---------
Net margins................ $   27,238    39,404    11,751    37,032    11,890
                            ========== ========= ========= ========= =========
Ratio of net margins to
 fixed charges.............        3.2       3.7       2.0       3.2       1.2
                            ========== ========= ========= ========= =========


                                              AS OF (000'S OMITTED)
                                   --------------------------------------------
                                   JUNE 26, JUNE 25, JULY 1, JUNE 29, JUNE 28,
                                     1993     1994    1995     1996     1997
                                   -------- -------- ------- -------- ---------
CONSOLIDATED BALANCE SHEET DATA:
Working capital..................  $140,629 139,847  146,585 184,457    209,269
                                   ======== =======  ======= =======  =========
Total assets.....................  $665,102 716,432  821,637 975,960  1,119,836
                                   ======== =======  ======= =======  =========
Long-term liabilities............  $152,792 144,992  178,777 233,291    310,053
                                   ======== =======  ======= =======  =========
Total liabilities................  $354,889 394,754  482,675 621,378    745,303
                                   ======== =======  ======= =======  =========
Patrons' and other equity (B)....  $285,620 296,662  314,990 326,410    346,075
                                   ======== =======  ======= =======  =========
Current ratio....................      1.70    1.56     1.48    1.48       1.48
                                   ======== =======  ======= =======  =========
Ratio of long-term liabilities to
 total capitalization............  %  34.85   32.83    36.21   41.68      47.25
                                   ======== =======  ======= =======  =========

--------
NOTE:
A. See Note 6 of Notes to Consolidated Financial Statements.
B. See Note 9(a) of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION

  The nature of the poultry industry and the agriculture (agribusiness) industry in general is such that supply and demand market forces exert a significant amount of influence over the operations of firms engaged in these businesses. Prices of commodities react directly to supply and demand. Additionally, demand for poultry and other agricultural products produced, processed and marketed by Gold Kist is often influenced by supplies and prices of alternative products.

  As with other perishable commodity businesses, the integrated poultry industry has demonstrated a cyclical nature with varying levels of profits, and to a lesser extent, losses over its thirty-six year history. Although the industry has been profitable since 1983 with the exception of brief periods during 1992 and 1996, net margins have varied from year to year in response to market fundamentals. The following addresses the various factors that have influenced poultry industry profitability during the past five years. Increased market prices in 1993 and 1994 were the result of a general economic recovery in the United States and increased demand for poultry products. During 1995, broiler market prices declined due to the large supply of competing meats, such as beef and pork, and the continuation of broiler industry expansion. During 1996, broiler market prices increased approximately 10% as compared to 1995 as a result of hot, dry weather conditions that reduced meat production in the summer of 1995, as well as lower than expected industry expansion and increased exports. Average market prices for broilers during 1997 remained at relatively high levels as compared to historical averages. However, during the May-June 1997 period, market prices declined below 1996 levels as a result of the increase in industry production. Export prices for broiler leg-quarters declined substantially in 1997 as a result of disruptions in the Russian markets. According to USDA estimates, the supply of broilers is expected to increase at a 4.5% rate in 1997 and a 6.0% rate in 1998 as compared to the 6.3% average annual increase between 1993 and 1996. Generally, feed grain costs represent approximately fifty percent of total broiler production costs. Feed ingredient prices declined in 1993 as a result of the record 1992 U.S. corn crop. In 1994, feed ingredient prices increased substantially as a result of the reduced corn harvest in 1993. As a result of the increase in planted corn and soybean acreage and favorable growing conditions in the summer of 1994, market prices for feed ingredients declined in 1995. Average cash market prices for corn and soybean meal increased 59% and 30%, respectively, during 1996 as compared to 1995 due to the weather reduced 1995 harvest and strong export demand. During 1997, average cash market prices for corn declined 14% as a result of the favorable 1996 harvest. However, soybean meal average cash market prices increased approximately 26% for 1997 as compared to 1996 as a result of strong demand and lower carryover stocks.

  The Association believes that feed ingredient costs at levels in excess of cash market prices during the first half of fiscal 1998 will likely result in reductions in gross margins for such period. The increase in feed ingredient costs and the resultant impact on net margins is primarily attributable to the Company's forward purchasing and hedging strategies. See Note 1(c) of Notes to Consolidated Financial Statements.

  Historically, weather has had a significant impact on the farm economy and the operating results of the Association. Wet weather conditions in the Southeast during the 1993 spring planting season reduced corn and peanut acreage and were followed by early summer drought conditions. These inclement weather factors had a negative impact on 1993 Agri-Services operating results. Flooding in the Midwestern United States during the summer of 1993 severely impacted the domestic grain harvest and boosted feed ingredient prices to near record levels. Hot, dry weather conditions in the late summer of 1993 damaged pastures in the Southeast, which resulted in increased sales of agricultural products in 1994. In addition, favorable spring weather conditions contributed to increased planting activity in 1994. In 1995, generally favorable spring weather conditions in the Southeast contributed to increased sales of agricultural inputs in the Association's primary retail sales area. However, wet weather conditions in the Delta and Midwest regions of the U.S. negatively impacted market prices for corn, seed and certain fertilizers in areas where these products are sold through independent dealers and four of the Association's retail stores. Inclement weather conditions in the summer of 1995 reduced the Southeastern cotton, peanut and corn harvest, which negatively affected farm income. The weather reduced 1995 grain harvest in the Midwestern U.S. boosted farm commodity prices; thus contributing to increased spring 1996 plantings in the

Southeast and Delta regions. Also, favorable spring weather contributed to the increase in sales of agricultural inputs in 1996. Favorable weather conditions during the summer of 1996 contributed to plentiful cotton, peanuts and grain harvests in the United States. Cool wet weather conditions during the spring of 1997 contributed to delayed plantings in the Southeast and reduced plantings in the Mississippi-Delta region.

  Export sales for 1995, 1996 and 1997 were $70.1 million, $100.1 million and $96.4 million, respectively. In 1996, export sales increased primarily as a result of the demand for poultry from Russian and Asian markets. During 1997, export sales declined as a result of lower market prices for poultry. Export sales for 1997 reflected increases in cotton sales. Export sales of poultry products will be influenced by credit availability to foreign countries, political and economic stability, particularly in Russia, Eastern Europe and Mexico.

  The Association's operations are classified into two reportable business segments. See Note 10 of Notes to Consolidated Financial Statements. The discussion of results of operations relates the effects of these significant economic factors on those segments for each of the years in the three-year period ended June 28, 1997.

                             RESULTS OF OPERATIONS

 Fiscal 1996 Compared to Fiscal 1995

  Net sales volume of approximately $2.0 billion for 1996 represented a 15.8% or $267.0 million increase as compared to 1995. Net margins from operations, before general corporate expenses and other deductions, were $80.3 million in 1996 as compared to $42.5 million in 1995. The increase in net margins from operations was due primarily to increased margins in the Poultry segment.

  The Poultry segment had net sales of $1.4 billion for 1996, an increase of 12.5% or $153.6 million as compared to 1995. The increase in net sales was due primarily to a 5.0% increase in average selling prices and a 7.5% increase in pounds of poultry sold. Market prices for poultry products strengthened in 1996 as a result of lower-than-expected U.S. broiler production and strong export demand for poultry products. The increase in pounds sold was due to changes in product mix requiring larger broilers for the production of deboned poultry products. Poultry segment's net margins from operations for 1996 were $70.0 million as compared to $37.5 million for 1995. The increase in net margins was due primarily to higher selling prices for poultry products, which was partially offset by increased feed ingredient costs. Although average cash commodity prices for feed grains, such as corn and soybean meal increased 59% and 30%, respectively, in 1996 as compared to 1995, the Association's forward purchasing and hedging strategies resulted in a relatively modest 8% increase in feed ingredient costs for 1996.

  The Agri-Services segment's 1996 net sales volume of $569.1 million increased 24.9% or $113.4 million as compared to 1995. The increase in net sales volume was due primarily to the marketing of Southeast cotton, as well as increased sales of fertilizers, chemicals and seeds through the Association's retail stores. A substantial portion of the agricultural sales increase was attributed to facilities acquired in the Mississippi-Delta region in 1995. The Agri-Services segment's net margins from operations for 1996 were $10.3 million as compared to $5.0 million for 1995. The increase was due primarily to patronage refunds from other cooperatives that totaled $9.3 million for 1996 as compared to $3.9 million in 1995. A substantial portion of the patronage refunds were distributed by a major fertilizer cooperative. The Retail Store Division had lower net operating margins in 1996 as a result of losses in the Mississippi-Delta operations acquired in 1995. The Agri-Services segment's net margins from operations reflects a $2.1 million net loss from an agricultural equipment manufacturing operation that was sold in 1996. In 1996, the Pork Division had a net operating margin of $240,000 as compared to a $3.7 million net loss for 1995.

  Distribution, administrative and general expenses for 1996 and 1995 were $155.7 million and $131.4 million, respectively. The $24.3 million increase reflects the growth in operations, as well as increased incentive compensation expenses related to the increase in margins before income taxes. Increased litigation related expenses also contributed to the overall increase in distribution, administrative and general expenses.

  The various components included in other income (deductions) represented a deduction of $6.3 million for 1996 as compared to $9.5 million for 1995. Interest income of $9.9 million for 1996 increased $1.2 million as a result of increased crop financing for patrons and other customers. Interest expense for 1996 was $21.1 million as compared to $17.5 million in 1995. The increase was due to a 55% increase in average borrowings, which was partially offset by lower interest rates on short-term borrowings. Interest expense for 1995 included $1.6 million related to income tax litigation. Equity in loss of partnership represents the Association's 33 1/3% pro rata share of the Golden Peanut Company's 1996 loss. See Note 9(b) of Notes to Consolidated Financial Statements. Miscellaneous, net for 1996 includes the Association's $422,000 pro rata share in the earnings of a partially-owned foreign affiliate whose principal business activities include the marketing, purchasing and resale of edible peanuts. In 1995, the Association recognized a loss of $1.7 million on this investment. Miscellaneous, net for 1996 and 1995 includes $1.0 million and $1.7 million, respectively, representing the Association's equity in the earnings of a pecan processing and marketing enterprise in South Carolina. Net rental income of approximately $1.8 million and $2.0 million, respectively, was included in miscellaneous, net for 1996 and 1995.

  In 1996 and 1995, the Association's combined federal and state effective income tax rates were 33% and 51%, respectively. The effective tax rate for 1995 reflects $5.5 million of additional income tax related to an adverse tax court decision. See Note 6 of Notes to Consolidated Financial Statements.

 Fiscal 1997 Compared to Fiscal 1996

  For 1997, net sales volume of $2.3 billion represented a 17.1% or $333.5 million increase as compared to 1996. Net margins from operations, before general corporate expenses and other deductions, were $27.6 million for 1997 as compared to $80.3 million for 1996. The decline in net margins from operations was primarily the result of lower margins in the Poultry segment.

  The Poultry segment had net sales of $1.6 billion for 1997, which represented a 17.5% or $243.2 million increase as compared to 1996. An 11.5% increase in pounds of poultry sold and a 6.0% increase in average selling prices contributed to the increase in net sales for 1997. The increase in poultry products market prices was due to the reduction in the rate of industry growth as compared to prior years. The increase in pounds sold during 1997 reflected the Association's acquisition of its twelfth processing facility in July 1996 and changes in product mix. The Poultry segment's net margins from operations for 1997 were $17.4 million as compared to approximately $70.0 million in 1996. The decline in net margins was due to a 28.0% increase in feed ingredient costs for 1997, which was partially offset by the 6.0% increase in average selling prices for poultry products. As a result of the Association's forward purchasing and hedging strategies, feed ingredient costs for 1996 were below market prices for corn and soybean meal. In 1997, the Association's feed ingredient costs reflected the increase in market prices for corn and soybean meal.

  The Agri-Services segment's 1997 net sales volume of $659.3 million represented a 15.9% or $90.3 million increase over 1996. The sales volume increase was due primarily to the growth in the procurement and marketing of cotton and to a lesser extent increased sales of agricultural chemicals and fertilizers. Net margins from operations in the Agri-Services segment for 1997 were $10.2 million as compared to $10.3 million for 1996. Net margins for 1997 were positively impacted by increased cotton marketing margins and to a lesser extent increases in Pork Division net margins. These improvements were partially offset by increased losses in retail store operations, which were primarily due to continuing operational problems in the Mississippi-Delta region. Higher feed ingredient costs contributed to net losses on commercial feeds for 1997. Net margins for 1997 reflected $10.3 million in patronage refunds from other cooperatives as compared to $9.3 million in 1996. A substantial portion of the refunds for 1996 and 1997 were distributed by a major fertilizer cooperative. The Agri-Services segment's net margins for 1996 reflected a $2.1 million loss associated with an agricultural equipment manufacturing operation that was closed in 1996.

  Distribution, administrative and general expenses for 1997 and 1996 were $167.7 million and $155.7 million, respectively. The $12.0 million increase primarily reflects the growth in operations.

  The various components included in other income (deductions) represented a deduction of $5.5 million for 1997 as compared to $6.3 million for 1996. Interest income of $13.3 million for 1997 increased $3.4 million primarily as a result of interest income related to a favorable tax litigation decision. Interest expense for 1997 was $27.0 million as compared to $21.1 million in 1996. The increase was due to a 31% increase in average borrowings. Equity in earnings of partnership represents the Association's 33 1/3% pro rata share of the Golden Peanut Company's 1997 earnings. See Note 9(b) of Notes to Consolidated Financial Statements. Miscellaneous, net for 1997 includes a $1.2 million loss on the purchase of subsidiary common stock. Miscellaneous, net for 1997 and 1996 includes a $992,000 loss representing the Association's equity in the loss of a pecan processing and marketing enterprise. In 1996, the Association's recognized earnings of $1.0 million related to this investment. Net rental income of approximately $2.0 million and $1.8 million, respectively, was included in miscellaneous, net for 1997 and 1996.

  In 1997 and 1996, the Association's combined federal and state effective income tax rates were (33%) and 33%, respectively. The effective tax rate for 1997 reflects a $5.2 million income tax benefit related to a Circuit Court of Appeals decision in the Association's favor. See Note 6 of Notes to Consolidated Financial Statements.

                              FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

  The Association's liquidity is dependent upon funds from operations and external sources of financing. The principal sources of external short-term financing are proceeds from the continuous offering of Subordinated Loan Certificates, an unsecured committed credit facility with a group of banks and uncommitted letters and lines of credit. The Association has a $250 million unsecured committed credit facility with nine commercial banks that includes a five-year $125 million revolving credit commitment and a $125 million 364-day line of credit commitment. In 1997, the Association established a $125 million note agreement with an insurance company and a bank commitment for a $50 million term loan. At June 28, 1997, the Association had unused loan commitments of $218.6 million and additional unused uncommitted facilities to provide loans and letters of credit from banks aggregating $94.5 million. The primary sources of external long-term financing are a note agreement with an insurance company, proceeds from the continuous offering of Subordinated Capital Certificates of Interest, revolving credit agreements and a term loan commitment. See Note 4 of Notes to Consolidated Financial Statements.

  Covenants under the terms of the loan agreements with lenders include conditions that could limit short-term and long-term financing available from various external sources. The terms require a ratio of current assets to current liabilities of not less than 1.25:1, the ratio of senior funded debt to total capitalization not to exceed 40% and total funded debt to total capitalization not to exceed 50%. At June 28, 1997, the Association's current ratio, senior funded debt to total capitalization and total funded debt to capitalization, determined under the loan agreements, were 1.48:1, 34% and 44%, respectively. At June 28, 1997, the Association was in compliance with the agreements. See Note 4 of Notes to Consolidated Financial Statements.

  During 1995, uses of cash included capital expenditures of $61.8 million, $36.7 million for repayments of long-term debt and patronage refunds and other equity distributions of $19.5 million. The funds for these investing and financing activities were provided primarily by borrowings of approximately $110.0 million and to a lesser extent, cash provided by operating activities of $7.2 million and the sale of investments in marketable securities totaling $8.9 million. Capital expenditures for 1995 included $43.4 million related to expansion and improvements in poultry operations, as well as $18.0 million for the acquisition of Agri-Services operations, improvements to retail stores and the construction of cotton facilities. Increases in accounts receivable and inventories during 1995 reflected the growth in poultry production and sales, the expansion of Agri-Services retail operations in the Mississippi Delta and the increase in Southeast cotton production.

  During 1996, the uses of cash included capital expenditures of $74.3 million and $28.6 million for repayments of long-term debt, as well as increases in operating assets. Increases in inventories reflected the impact of higher feed ingredient prices on raw materials and live poultry and hog inventories and the increase in poultry prices on marketable products inventories. Increased receivables were primarily the result of increases in crop financing provided to producers and the growth in retail store sales. The Association's expansion into cotton procurement and marketing contributed to the increase in operating assets. The funds for these operating activities were provided by borrowings of $131.5 million. Capital expenditures for 1996 included $54.9 million for expansion and improvements in the poultry operations and $18.6 million in expenditures to acquire retail operations and construct cotton ginning and warehousing facilities.

  In 1997, the uses of cash included $76.9 million for capital expenditures, $55.7 million for long-term debt repayments and $30.0 million for patronage refunds and other equity payments. In addition, cash uses included the funding of increases in operating assets, such as inventories, receivables and commodities margin deposits. During 1997, increases in inventories and receivables primarily reflected the growth in poultry and cotton operations. The increase in commodities margin deposits was the result of corn and soybean futures contracts and the related unrealized losses associated with these positions at June 28, 1997. See Note 1(c) of Notes to Consolidated Financial Statements. The funds for these activities were provided by borrowings of $182.8 million. During 1997, capital expenditures included $65.7 million for expansion and improvements in poultry operations and $10.8 million to acquire retail and cotton operations.

  In September 1997, the Association acquired the remaining 3.7 million shares of Golden Poultry Company, Inc. common stock that it did not already own. The cost to acquire the outstanding shares and the fees and expenses incurred or to be incurred in connection with the merger are approximately $55.1 million. The Association used a term loan and its unsecured committed credit facility to fund the stock purchase. See Note 11 of Notes to Consolidated Financial Statements.

  The Association plans capital expenditures of approximately $90.0 million in 1998 that primarily include expenditures for expansion and technological advances in poultry production and processing and to a lesser extent, Agri-Services segment improvements. In addition, planned capital expenditures include other asset improvements and necessary replacements. Management intends to finance planned 1998 capital expenditures with existing cash balances and net margins adjusted for non-cash items and additional long-term borrowings, as needed. In 1998, management expects cash expenditures to approximate $4.0 million for equity distributions. The Association believes cash on hand and cash equivalents at June 28, 1997 and cash expected to be provided from operations, in addition to borrowings available under existing credit arrangements and proceeds from the sale of Subordinated Capital Certificates of Interest, will be sufficient to maintain cash flows adequate for the Association's projected growth and operational objectives during 1998.

IMPORTANT CONSIDERATIONS RELATED TO FORWARD-LOOKING STATEMENTS

  It should be noted that this discussion contains forward-looking statements which are subject to substantial risks and uncertainties. There are many factors which could cause actual results to differ materially from those anticipated by statements made herein. Such factors include, but are not limited to, changes in general economic conditions, weather, the growth rate of the market for the Company's products and services, the availability of raw inputs, global political events, the ability of the Association to implement changes in sales strategies and organization on a timely basis, the effect of competitive products and pricing, and seasonal revenues, as well as a number of other risk factors which could effect the future performance of the Association.

EFFECTS OF INFLATION

  The major factor affecting the Association's net sales volume and cost of sales is the change in commodity market prices for broilers, hogs, feed grains, fertilizers and cotton. The prices of these commodities are affected by world market conditions and are volatile in response to supply and demand, as well as political and economic events. The price fluctuations of these commodities do not necessarily correlate with the general inflation rate. Inflation has, however, affected operating costs such as labor, energy and material costs.

                                   BUSINESS

  Gold Kist offers both cooperative marketing and cooperative purchasing services to its member patrons. The standard Membership, Marketing and/or Purchasing Agreement between each member and Gold Kist does not require the member to market agricultural products or to purchase farm supplies through Gold Kist. The Association undertakes to market for the member agricultural products of a type marketed by Gold Kist and to purchase or manufacture and sell to the member farm supplies, provided handling such supplies is advantageous for Gold Kist. The Association also is engaged in the purchase, sale, processing and storage of cotton, serves as a contract procurement agent for, and storer of, farm commodities such as soybeans and grain, is a partner in a major peanut processing and marketing business and in a pecan processing and marketing business and is a participant in joint ventures organized for the production and sale of hogs and of fertilizer ingredients.

  Agriculture is generally cyclical in nature. Agricultural commodities are subject to wide fluctuations in price, based on supply of the farm commodities and demand for the raw or processed products. In addition, a portion of Gold Kist's business is dependent on the demand of farmers for the purchase of products, which is influenced by the general farm economy and the success of particular crops. The cyclical nature of Gold Kist's operations related to various commodities causes variations from year to year in sales, costs, and prices which has resulted in net margins in certain years and losses in others.

  Gold Kist follows the general practice of hedging varying amounts of its feed ingredients by buying or selling options or contracts for future delivery in the commodity markets. While hedging is designed to reduce the risk of fluctuations in the market prices of commodities, hedging itself involves substantial risks and can result in losses. See Note 1(c) of Notes to Consolidated Financial Statements.

  For information relating to Gold Kist's industry segments, see Note 10 of Notes to Consolidated Financial Statements.

                                    POULTRY

  Gold Kist provides cooperative purchasing and marketing services to its members who are producers under its integrated broiler or pork production programs. Ten broiler complexes operating on a cooperative basis and encompassing broiler, pullet and breeder flocks, hatcheries, feed mills, poultry processing plants and transportation facilities, are located in Alabama, Florida, Georgia, North Carolina, and South Carolina.

  The principal poultry products marketed are whole chickens, cut-up chickens, segregated chicken parts and further processed products packaged in various forms, i.e., bulk fresh ice pack, chill pack and frozen. Ice pack chicken is sold primarily to distributors, grocery stores and fast food chains. Chill pack chicken is packaged for retail sale and kept chilled by mechanical refrigeration from the packing plant to the store counter. Frozen chicken is marketed primarily to school systems, the military services, fast food chains and in the export market. Further processed products, which include preformed breaded chicken nuggets and patties, and deboned, skinless and marinated products, are marketed primarily to fast food and grocery store chains. Chill pack chicken is sold in certain localities under the Gold Kist Farms(R) and Young 'n Tender(R) label; however, some volume is sold under customer's private labels. Most of the frozen chicken carries the Gold Kist(R) or Early Bird(R) label. Cornish game hens are marketed in frozen form primarily to hotels, restaurants and grocery stores under the Gold Kist Farms(R) and Young 'n Tender and Medallion(R) labels.

  Broiler products are marketed directly from the processing plant in each broiler complex, from the Association's headquarters in Atlanta and from separate distribution facilities located near major metropolitan areas. Gold Kist is one of the largest poultry processors in the United States. It competes with other large processors and with smaller companies on the basis of price, quality and service.

  The following table shows the amount and percentage of Gold Kist's net sales volume contributed by sales of broiler products for each of the years indicated.

                                              FISCAL YEAR ENDED (000'S OMITTED)
                                             -----------------------------------
                                               JULY 1,    JUNE 29,    JUNE 28,
                                                1995        1996        1997
                                             ----------- ----------- -----------
Broiler Products
  Volume....................................  $1,226,104  $1,380,649 $ 1,618,157
  Percentage (%)............................        72.6        70.6        70.7

                                 AGRI-SERVICES

  Gold Kist purchases, manufactures and processes fertilizers, agricultural chemicals, seed, pet food, feed, animal health products and other farm supply items for distribution and sale at wholesale and retail. These products are distributed through approximately 98 Gold Kist retail stores and at wholesale to national accounts and independent dealers. The Gold Kist stores are located in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, South Carolina and Texas. A typical store is a complete farm supply center offering for sale many types of feeds, animal health products, fertilizers, pesticides, seeds, farm supplies and equipment. It also offers services such as precision farming, customized fertilizer spreading, field mapping, soil testing, insect scouting, and agronomic and animal nutrition advice. Urban locations offer turf and garden supplies, consumer items and houseware products.

  The Association operates a system of receiving and storing facilities for unprocessed commodities located principally in Alabama, Florida, Georgia and South Carolina. The principal farm commodities handled are soybeans, corn and other grains. Gold Kist has aggregate storage capacity of approximately seven million bushels. Approximately 98% of Gold Kist storage facilities are licensed by the federal or state government and can issue negotiable warehouse receipts. Pursuant to a renewable five year grain handling agreement which terminates in July 2000, Gold Kist utilizes these facilities and assets exclusively as independent buying points operating on a commission basis for the Archer Daniels Midland Company.

  Gold Kist distributes granular, blended and liquid fertilizers and fertilizer materials in bagged and bulk form. Gold Kist is a member of CF Industries, Inc., a cooperative owned by regional cooperatives, which produces and supplies fertilizer materials to its members. For the fiscal year ended June 29, 1996, Gold Kist purchased approximately 39% percent of its total volume of fertilizer materials and products at market prices from CF Industries. The remaining fertilizer materials and products were purchased from more than 50 other suppliers.

  The following table shows the amount and percentage of Gold Kist's net sales volume contributed by sales of fertilizer and chemical products for each of the years indicated.

                                                       FISCAL YEAR ENDED (000'S
                                                               OMITTED)
                                                      --------------------------
                                                      JULY 1,  JUNE 29, JUNE 28,
                                                        1995     1996     1997
                                                      -------- -------- --------
Fertilizer and Chemicals
  Volume............................................. $268,625 $306,247 $325,563
  Percentage (%).....................................     15.9     15.7     14.2

  Gold Kist's four AgriServices feed mills produce feeds distributed at wholesale or at retail through the Gold Kist stores and independent dealers. Approximately forty percent of the feed distributed through the stores is delivered in bulk form directly from the feed mill to the farm; the remainder is sold in bag form.

  Gold Kist also markets hogs raised by members and non-members in Alabama and Georgia and is a participant in a joint venture with another cooperative association for the production and sale of hogs.

  In fiscal 1997, the Association conducted cotton ginning and storage operations in Georgia and South Carolina. Cotton ginning and storage facilities are operated at Statesboro, Morven, Byromville and DeSoto, Georgia and Bishopville, South Carolina. A central storage warehouse is operated in Moultrie, Georgia. The Association provides ginning and storage services to members and markets cotton purchased from members to domestic and foreign textile mills.

  AgraTech Seeds, Inc., a wholly-owned subsidiary of Gold Kist, owns and operates a seed business which consists of the development, contract production, processing and sale primarily of proprietary seed varieties. Seed is marketed by AgraTech Seeds at wholesale to seed retailers, including Gold Kist stores and independent seed retail outlets, in the Southeast and Midwest. AgraTech Seeds contracts with farmers for the production of seed and processes or contracts for the processing of approximately 95% of the seeds it distributes. Proprietary corn, soybean, sorghum and peanut seed varieties are marketed under the trademark AgraTech (R).

                              PARTNERSHIP INTEREST

  Gold Kist, the Archer Daniels Midland Company and Alimenta Processing Corporation are partners in Golden Peanut Company, a general partnership formed to operate a peanut procuring, processing, and marketing business. Each partner leases peanut facilities, equipment, and fixed assets to the partnership. Gold Kist, as a general partner, participates in all partnership allocations in proportion to its 33 1/3% partnership interest. See Note 9(b) of Notes to Consolidated Financial Statements.

  Golden Peanut Company procures, processes and markets peanuts and peanut by-products in each of the three peanut producing areas of the United States (Southeast, Southwest and Virginia/Carolina). Golden Peanut Company is a major processor of edible peanuts and is active in domestic and international markets. The principal peanut product is shelled edible peanuts. Shelled edible peanuts are marketed primarily to manufacturers of peanut butter, candy and salted nuts and are sold in the export market. Golden Peanut also processes peanuts for sale in the shell or for processing by others into oil and meal.

                                  EXPORT SALES

  Gold Kist owns no physical facilities overseas and has no overseas employees. Product sales managers maintain sales networks overseas through contacts with independent dealers and customers. During the fiscal year ended June 28, 1997, Gold Kist had export sales of $96.4 million of which the primary export product (poultry) was $81.7 million. During that period, export sales of poultry were mainly to customers in Russia, Eastern Europe, the Far East, South Africa, Central and South America and the Caribbean area. Subsidized foreign competition has depressed export demand for many products. Export sales involve an additional element of transportation and credit risk to the shipper beyond that normally encountered in domestic sales. All material export sales transactions are denominated in United States dollars.

                               PATRONAGE REFUNDS

  The By-Laws of Gold Kist provide that Gold Kist shall operate on a cooperative basis. After the close of each fiscal year, the net taxable margins of Gold Kist for that year from business done with or for member patrons (patronage margins) are computed and, after deduction for a reasonable reserve for permanent non-allocated equity and adjustments, are distributed to members as patronage refunds on the basis of their respective patronage during that year. Patronage refunds are distributed in the form of either qualified or nonqualified written notices of allocation (as defined for purposes of Subchapter T of the Internal Revenue Code). If qualified notices are used, at least 20% of each patronage refund is distributed in cash or by qualified check (as defined in the Internal Revenue Code) with the remainder distributed in written notices of allocated reserves. See Notes 1(f) and 6 of Notes to Financial Statements. Allocated reserves distributed as a part of either qualified or nonqualified notices bear no interest and are subordinate in the event of insolvency of the Association to outstanding patronage dividend certificates and to all indebtedness of Gold Kist. Patronage refunds distributed by check or as qualified written notices are deductible from Gold Kist's gross income for federal income tax purposes. To the extent that Gold Kist distributes nonqualified written notices of allocation, has income from transactions with nonmembers or has income from non-patronage sources, it will be taxed at the corporate rate. Gold Kist has subsidiaries which are not cooperatives, and the income of these subsidiaries is subject to corporate income taxes.

         DESCRIPTION OF SUBORDINATED CAPITAL CERTIFICATES OF INTEREST

  Gold Kist's Subordinated Capital Certificates of Interest of the six series offered hereby are issued under indentures (the "Indentures") between Gold Kist and SunTrust Bank, Atlanta, as Trustee (the "Trustee"). A separate Indenture dated as of September 1, 1979, amended by a First Supplemental Indenture dated as of September 1, 1980 and a Second Supplemental Indenture dated as of September 1, 1982, governs each of the following three series of certificates offered hereby: the Fifteen Year Subordinated Capital Certificates of Interest (Series D), (the "Fifteen Year Certificates"); the Ten Year Subordinated Capital Certificates of Interest (Series D), (the "Ten Year Certificates"); and the Five Year Subordinated Capital Certificates of Interest (Series C), (the "Five Year Certificates"). The Two Year Subordinated Capital Certificates of Interest (Series A), (the "Two Year Certificates") are governed by an Indenture dated as of September 1, 1980. The Seven Year Subordinated Capital Certificates of Interest (Series A), (the "Seven Year Certificates") and the Three Year Subordinated Capital Certificates of Interest (Series A), (the "Three Year Certificates") are governed by separate Indentures dated as of September 1, 1985. The forms of the Indentures and Supplemental Indentures are filed as exhibits to Registration Statements No. 2-65587, No. 2-69267, No. 2-79538 and No. 33-428. With the exception of the maturities of and interest rates borne by the certificates issued thereunder, the redemption provisions, and the other exceptions indicated below, the terms of the six Indentures, as amended, and the certificates issued thereunder and offered hereby are identical in all material respects. The following summaries of certain provisions of the Indentures do not purport to be complete, and where particular provisions of the Indentures are referred to, such provisions including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference.

  The certificates are unsecured obligations of Gold Kist which are transferable on the books of Gold Kist when properly endorsed, but are not negotiable. (Section 2.04 of the Indentures.) The certificates are issued in a minimum amount of $500 or in any larger amount. The certificates are issued as of the date on which payment of the purchase price is received by Gold Kist or its agent for such purpose, except that, where payment is received by the 15th of January, April, July or October, the certificate will be issued as of the first of such month, and where payment is received by the 10th of any other month, the certificate will be issued as of the first of such month. Each Fifteen Year Certificate matures Fifteen years from the date of such certificate; each Ten Year Certificate matures ten years from the date of such certificate; each Seven Year Certificate matures seven years from the date of such certificate; each Five Year Certificate matures five years from the date of such certificate; each Three Year Certificate matures three years from the date of such certificate; and each Two Year Certificate matures two years from the date of such certificate. (Section 2.01 of the Indentures.)

  Each certificate bears interest from the date issued at the per annum rate stated on the face thereof. The rate of interest borne by certificates of each series shall be determined from time to time by the Board of Directors of Gold Kist or its delegate, but no change in the rate will affect any certificates theretofore issued. The Five, Seven, Ten and Fifteen Year Certificates are further subdivided and designated by subseries. Each subseries encompasses all Certificates of the particular series issued pursuant to a single determination of the rate of interest to be borne by Certificates of that series; more than one subseries may bear the same rate of interest. The current rate of interest borne by certificates of each series is set forth on the front cover of this Prospectus. Interest is payable on July 1 of each year to holders of record as of the preceding June 30. Holders of $5,000 or more of certificates of a given series are entitled to payment of interest on such certificates quarterly, on the first day in January, April, July and October of each year. (Sections 1.01 and 2.01 of the Indentures.)

  Upon the written request of a holder of certificates, Gold Kist will retain the interest otherwise payable to the holder and pay such interest (i) at the maturity of the certificate, (ii) annually (if the interest is accumulated quarterly and if requested by the holder), or (iii) subject to any applicable redemption penalty, upon redemption prior to maturity, in each case together with interest thereon at the per annum rate stated on the face of the certificate compounded as of each Interest Payment Date. Any holder who makes such a request may at any time, by written notice delivered to Gold Kist at its principal office in Atlanta, Georgia, terminate such request or withdraw any interest so retained together with accrued interest thereon through the date of withdrawal, or both. The certificates will be paid in full, including all principal and accrued but unpaid interest, at maturity. (Section 5.02 of the Indentures.)

  The Indentures do not limit the aggregate principal amount of certificates which may be issued thereunder and each Indenture may be modified by Gold Kist and the Trustee, without the consent of the certificateholders, to provide for the issuance under the Indentures of one or more additional series of certificates having terms different from those of the series offered hereby. (Sections 2.01 and 10.01 of the Indentures.) Certificates of previous series have been issued and are outstanding under certain of the Indentures governing the certificates. As of June 28, 1997, there were the following aggregate principal amounts of the series offered hereby outstanding: Fifteen Year-- $12,987,000; Ten Year--$9,756,000; Seven Year--$11,685,000; Five Year--
$14,936,000; Three Year--$5,035,000; and Two Year--$8,335,000. The Indentures
do not limit the amount of other securities, either secured or unsecured, superior or subordinate to the certificates, which may be issued by Gold Kist.

REDEMPTION AT THE REQUEST OF CERTIFICATEHOLDER

  Upon the death of a registered holder of a certificate, at the request of
(a) the personal representative of the deceased holder's estate or (b) any surviving joint holder of a jointly held certificate, Gold Kist will redeem certificates held by such deceased holder. In such event, redemption shall be at the full face value of the certificate redeemed plus interest accrued and unpaid thereon to the date of redemption only. (Section 3.01 of the Indentures.)

 Additional Redemptions at the Request of Certificateholder

  In addition to redemption upon the death of a registered holder of a certificate, Gold Kist agrees to redeem prior to maturity a limited amount of the certificates of any series of Subordinated Capital Certificates of Interest offered hereby at the request of the registered holders. The maximum principal amount of certificates of any series that Gold Kist will redeem during each calendar quarter shall be equal to five percent (5%) of the aggregate principal amount of all certificates of that series outstanding at the end of the last preceding calendar quarter. For example, if there were $5,000,000 in principal amount of Fifteen Year Subordinated Capital Certificates of Interest (Series D) outstanding on March 31, 1998, Gold Kist would redeem at the request of the holders up to $250,000 of such Fifteen Year Certificates during the quarter beginning on April 1, 1998 and ending on June 30, 1998. (Section 3.04 of the Indenture governing the Fifteen Year Certificates; Section 3.03 of the remaining Indentures.)

  All such redemptions shall be only at the written request of the registered holder(s) of the certificates redeemed delivered to the Association at its principal office in Atlanta, Georgia. Redemptions will be made in the order that such requests are received, and the redemption date will be a date determined by Gold Kist which is within fifteen (15) days after such request is received.

  The redemption price of each certificate redeemed will be an amount equal to the full principal amount of the certificate, plus interest accrued but unpaid to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder) less a redemption penalty computed in accordance with the following table.

              REDEMPTION PENALTIES APPLICABLE TO VARIOUS CLASSES

 Two and Three Year Certificates                --An amount equal to six (6)
                                                 months' interest on the
                                                 principal amount of the
                                                 certificate computed at the
                                                 nominal (simple interest)
                                                 rate shown on the face of the
                                                 certificate.
 Five, Seven, Ten and Fifteen Year Certificates --An amount equal to one (1)
                                                 year's interest on the
                                                 principal amount of the
                                                 certificate computed at the
                                                 nominal (simple interest)
                                                 rate shown on the face of the
                                                 certificate.

  The redemption penalty computed as provided above will be deducted regardless of the length of time the certificate has been outstanding. The penalty could exceed the amount of interest paid or accrued on the certificate to the redemption date, thus resulting in a redemption price which is less than the principal amount of the certificate.

  The following examples illustrate the calculation of the redemption price assuming the stated principal amounts and interest rates. The Total Redemption Price in each example will vary with different interest rates and amounts of principal.

  A. For a Five Year Certificate in the principal amount of $1,000 bearing interest at 7.50%, purchased on January 1, 1998, and redeemed at the request of the holder on June 15, 1998, the redemption price would equal:

          $1,000.00 (Principal amount)
     plus     33.90 (165 days' accrued interest at 7.50% per annum)
          ---------
          $1,033.90
     less     75.00 (1 year's simple interest at 7.50% per annum)
          ---------
          $  958.90 (Total Redemption Price)

  B. For a Five Year Certificate in the principal amount of $5,000, bearing interest at 7.50% (paid quarterly at the election of the holder), purchased on January 1, 1998 and redeemed at the request of the holder on June 15, 1998, the redemption price would equal:

          $5,000.00 (Principal amount)
                    (75 days' accrued interest at 7.50% per annum. Interest
                    previously paid on April 1, 1998 equals $93.75)
     plus     77.05
          ---------

          $5,077.05
     less    375.00 (1 year's simple interest at 7.50% per annum)
          ---------
          $4,702.05 (Total Redemption Price)

  C. For a Five Year Certificate in the principal amount of $5,000 bearing interest at 7.50% (accumulated quarterly at the election of the holder), purchased on January 1, 1998, and redeemed at the request of the holder on June 15, 2000, the redemption price would equal:

          $5,000.00 (Principal amount)
                    (2 1/4 years, 75 days' accrued interest at 7.50% per annum
     plus    999.45 accumulated and compounded quarterly)
          $5,999.45---------
     less    375.00 (1 year's simple interest at 7.50% per annum)
          ---------
          $5,624.45 (Total Redemption Price)

  Except to the extent described above, certificates cannot be cashed by the holder before maturity.

  The indentures governing the Subordinated Capital Certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

REDEMPTION AT THE OPTION OF GOLD KIST

  Gold Kist may, at its option, redeem all, or from time to time any part, of the certificates of any subseries of Five, Seven, Ten or Fifteen Year Certificates on any date prior to maturity. The redemption price of each certificate redeemed at the option of Gold Kist will be an amount equal to the full principal amount redeemed (whether the certificate is redeemed in whole or in part), plus interest accrued but unpaid on the principal amount redeemed to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder), plus a redemption premium equal to one (1) year's interest on the principal amount redeemed, computed at the nominal (simple interest) rate shown on the face of the certificate. Notice of redemption will be mailed to each affected certificateholder not less than 15 nor more than 60 days before the redemption date. Gold Kist is not required to transfer or exchange any certificates selected for redemption in whole or in part.

 Gold Kist does not have the option of redeeming Two or Three Year Certificates prior to maturity.

SUBORDINATION

  In case of liquidation of Gold Kist, whether voluntary or involuntary, the payment of the principal of and interest on the certificates is subordinate to the payment in full of the principal of and interest on any notes or accounts payable, now due or hereafter made by Gold Kist to any bank, any other lending agency or creditor ("Superior Indebtedness"); except that none of the Subordinated Capital Certificates of Interest issued pursuant to the Indentures dated as of September 1, 1979, September 1, 1980 or September 1, 1985, the One Year Subordinated Loan Certificates issued pursuant to the indentures dated as of December 1, 1977 or September 1, 1979, or the One Year or Six Month Subordinated Large Denomination Loan Certificates issued pursuant to the Indentures dated as of September 1, 1985, shall be Superior Indebtedness, but shall rank equally with the certificates outstanding under each of the Indentures. As of June 28, 1997, Superior Indebtedness amounted to approximately $633,727,000, and additional Superior Indebtedness, without limitation, may be created from time to time. (Article Four and Section 1.01 of the Indentures.) Gold Kist is jointly and severally liable for (i) the obligations of Golden Peanut Company, a general partnership in which Gold Kist has a 33 1/3% interest and (ii) the obligations of Young Pecan Company, a general partnership in which Gold Kist has a 25% equity interest and a 35% earnings (loss) allocation. Any such liability incurred would constitute additional Superior Indebtedness. See Notes 8 and 9(b) of Notes to Consolidated Financial Statements.

  Nothing contained in the subordination provisions prevents Gold Kist from making payments of principal or interest on the certificates except during the pendency of any dissolution or liquidation proceedings with respect to Gold Kist.

DUTIES OF TRUSTEE

  SunTrust Bank, Atlanta is the Trustee under each Indenture and is to perform only such duties as are specifically set forth in the Indenture. (Section 8.01 of the Indentures.) In the event of a default, the holders of a majority in aggregate principal amount of the certificates outstanding at the time under any Indenture have the right to require the Trustee to take action to remedy such default. (Section 7.12 of the Indentures.)

MODIFICATION OF THE INDENTURE

  Each Indenture contains provisions permitting Gold Kist and the Trustee, (i) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of all the certificates outstanding under the

Indenture on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture or any supplemental indenture so as to modify the rights of the holders of all the certificates or
(ii) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of the certificates of a given series outstanding under the Indenture, on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture relating to certificates of such series; provided that no such supplemental indenture shall (a) extend the maturity of any certificate or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest,
(b) reduce the 66 2/3% requirement as to the consent of the holders of the certificates outstanding under the Indenture or of any series of certificates outstanding thereunder, as required, for amendment of the provisions of the Indenture, or (c) modify the provisions of the Indenture which allow holders of not less than 75% of all certificates outstanding under the Indenture to consent to the postponement of interest on all certificates outstanding under the Indenture for a period not exceeding three (3) years from its due date, without the consent of the holder of each certificate affected thereby. (Section 10.02 of the Indentures.)

DEFAULTS AND NOTICE THEREOF

  Each Indenture provides that any of the following shall constitute an event of default: (a) failure to pay principal when due; (b) failure to pay interest when due, continued for sixty (60) days; (c) certain events of bankruptcy or insolvency; and (d) failure to perform any other covenant or agreement contained in the Indenture, which failure continues for ninety (90) days after notice to Gold Kist by the Trustee or holders of 10% in aggregate principal amount of the certificates outstanding under the Indentures. (Section 7.01 of the Indentures.)

  Each Indenture provides that the Trustee shall, within ninety (90) days after the occurrence of an event of default, give to the Certificateholders notice of all such defaults unless such defaults have been cured, provided that, except in the case of a default in the payment of principal of or interest on any of the certificates outstanding under the Indenture, the Trustee shall be protected in withholding such notice if, and so long as, the Trustee determines that the withholding of such notice is in the interest of the Certificateholders. (Section 8.02 of the Indentures.)

  Each Indenture provides that upon the occurrence of a default, the Trustee or the holders of not less than 25% in aggregate principal amount of the certificates then outstanding under the Indenture may declare the principal of all certificates outstanding under the Indenture immediately due and payable. (Section 7.02 of the Indentures.)

SATISFACTION AND DISCHARGE OF INDENTURE

  Each Indenture shall be discharged upon payment of all certificates outstanding thereunder or upon deposit with the Trustee of funds sufficient therefor. (Section 11.01 of the Indenture.)

AUTHENTICATION AND DELIVERY OF CERTIFICATES

  The certificates may be authenticated by the Trustee in the form set forth in each Indenture and delivered upon the written order of Gold Kist without any further corporate action. (Section 2.03 of the Indentures.)

STATEMENTS AS TO COMPLIANCE

  Each Indenture requires Gold Kist to furnish to the Trustee annually a statement that Gold Kist has fulfilled all of its obligations throughout the year, or specifying any default in the fulfillment of any such obligation. (Section 5.07 of the Indentures.) In addition, upon any application or demand by Gold Kist to the Trustee to take any action under any of the provisions of the Indenture, Gold Kist shall first furnish to the Trustee an Officer's Certificate stating that all such conditions precedent provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel to Gold Kist stating that in the opinion of such counsel all such conditions precedent have been complied with. (Section 1.02 of the Indentures.)

CONCERNING THE TRUSTEE

  Gold Kist has a $19,000,000 revolving credit line and a $19,000,000 committed 364 day credit line both of which can be used for seasonal advances, and a $5,000,000 letter of credit facility with the SunTrust Bank, Atlanta, under which varying amounts are outstanding from time to time. Any such indebtedness to the SunTrust Bank, Atlanta would constitute Superior Indebtedness as defined in the Indenture. Gold Kist also maintains deposit accounts with the SunTrust Bank, Atlanta, and from time to time the Bank provides other banking and trust services to Gold Kist in the ordinary course of its business. SunTrust Bank, Atlanta serves as trustee under indentures governing certain previously issued series of Subordinated Capital Certificates of Interest and Subordinated Loan Certificates.

                 DESCRIPTION OF SUBORDINATED LOAN CERTIFICATES
             AND SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES

  Gold Kist's Subordinated Loan Certificates (Series C) (the "One Year Loan Certificates") are issued under an indenture (the "Indenture") dated as of September 1, 1979, amended by a First Supplemental Indenture dated as of September 1, 1980, between Gold Kist and SunTrust Bank, Atlanta, as Trustee (the "Trustee"). Gold Kist's Subordinated Large Denomination Loan Certificates of the two series offered hereby are issued under indentures (the "Indentures") between Gold Kist and SunTrust Bank, Atlanta, as Trustee (the "Trustee"). Separate Indentures dated as of September 1, 1985 govern the One Year Subordinated Large Denomination Loan Certificates (Series A) (the "One Year Jumbo Loan Certificates") and the Six Month Subordinated Large Denomination Loan Certificates (Series A) (the "Six Month Jumbo Loan Certificates"). The forms of the Indentures and Supplemental Indentures are filed as exhibits to Registration Statements No. 2-65587, No. 2-69267, and No. 33-428. The following summaries of certain provisions of the Indentures do not purport to be complete, and where particular provisions of the Indentures are referred to, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such references.

  The loan certificates are unsecured obligations of Gold Kist, which are transferable on the books of Gold Kist when properly endorsed, but are not negotiable. (Section 2.04 of the Indentures). The One Year Loan Certificates are issued in a minimum amount of $500 or in any larger amount. The One Year Jumbo Loan Certificates and Six Month Jumbo Loan Certificates are issued in minimum amounts of $50,000 and $20,000, respectively, or any larger amount. The loan certificates are issued as of the date on which payment of the purchase price is received by Gold Kist or its agent for such purpose and mature one year or six months, respectively, from that date.

  Loan certificates bear interest from the dates issued at the per annum rate stated on the face thereof. The rate of interest borne by loan certificates shall be determined from time to time by the Board of Directors of Gold Kist or its delegate, but no change in the rate will affect any loan certificates theretofore issued. The current rates of interest borne by loan certificates are set forth on the front cover of this Prospectus. Interest is payable on the maturity date. Holders of $5,000 or more of the One Year Loan Certificates are entitled to payment of interest on such loan certificates quarterly, on the first day of January, April, July and October of each year. Holders of the One Year Jumbo Loan Certificates and Six Month Jumbo Loan Certificates are entitled to payment of interest on such loan certificates monthly, on the first day of each month. (Sections 1.01 and 2.01 of the Indentures.)

  Upon the written request of a holder of loan certificates entitled to quarterly or monthly interest payments, on each Interest Payment Date Gold Kist will retain the interest otherwise payable to the holder and pay such interest at the maturity of the certificate, or subject to any applicable redemption penalty, upon redemption prior to maturity, together with interest thereon at the per annum rate stated on the face of the certificate, compounded as of each Interest Payment Date. The holder may terminate such request or withdraw any interest so retained together with interest accrued on such interest through the date of withdrawal, or both, at any time by written request delivered to Gold Kist at its principal office in Atlanta, Georgia. The loan certificates will be paid in full, including all principal and accrued but unpaid interest, at maturity. (Section 5.02 of the Indentures.)

  The Indentures do not limit the aggregate principal amount of loan certificates which may be issued thereunder, and each Indenture may be modified by Gold Kist and the Trustee, without the consent of the certificateholders, to provide for the issuance under the Indenture of one or more additional series of loan certificates having terms different from those of the series offered hereby. (Sections 2.01 and 10.01 of the Indentures.) As of June 28, 1997, there were the following aggregate principal amounts of the series offered hereby outstanding: One Year Loan Certificates -- $14,582,000, One Year Jumbo Loan Certificates -- $21,884,000, and Six Month Jumbo Loan Certificates -- $-0-. The Indentures do not limit the amount of other securities, either secured or unsecured, superior or subordinate to the loan certificates, which may be issued by Gold Kist.

REDEMPTION AT THE REQUEST OF CERTIFICATEHOLDER

  Upon the death of a registered holder of a loan certificate, at the request of (a) the personal representative of the deceased holder's estate or (b) any surviving joint holder of a jointly held certificate, Gold Kist will redeem loan certificates held by such deceased holder. In such event, redemption shall be at the full face value of the certificate redeemed plus interest accrued and unpaid thereon to the date of redemption only. (Section 3.02 of the Indentures.)

 Additional Redemptions at the Request of Certificateholder

  In addition to redemptions upon the death of a registered holder of a loan certificate, Gold Kist agrees to redeem prior to maturity the loan certificates of any series offered hereby at the request of the registered holders. (Section 3.03 of the Indentures.)

  All such redemptions shall be only at the written request of the registered holder(s) of the loan certificates redeemed delivered to the Association at its principal office in Atlanta, Georgia. Redemptions will be made in the order that such requests are received, and the redemption date will be a date determined by Gold Kist which is within fifteen (15) days after such request is received.

  The redemption price of each loan certificate redeemed will be an amount equal to the full principal amount of the certificate, plus interest accrued but unpaid to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder) less a redemption penalty computed in accordance with the following table.

              REDEMPTION PENALTIES APPLICABLE TO VARIOUS CLASSES

 One Year Loan Certificates and One --An amount equal to three (3) months'
  Year Jumbo Loan Certificates       interest on the principal amount of the
                                     certificate computed at the nominal
                                     (simple interest) rate shown on the
                                     face of the certificate.
 Six Month Jumbo Loan Certificates  --An amount equal to one (1) month's interest on the principal amount of the
                                     certificate computed at the nominal
                                     (simple interest) rate shown on the
                                     face of the certificate.

  The redemption penalty computed in this manner will be deducted regardless of the length of time the loan certificate has been outstanding. The penalty could exceed the amount of interest paid or accrued on the loan certificate to the redemption date, thus resulting in a redemption price which is less than the principal amount of the loan certificate.

  The following examples illustrate the calculation of the redemption price assuming the stated principal amounts and interest rates. The Total Redemption Price in each example will vary with different interest rates and amounts of principal.

    A. For a One Year Loan Certificate in the principal amount of $1,000 bearing interest at 6.30%, purchased on January 1, 1998, and redeemed at the request of the holder on February 15, 1998, the redemption price would equal:

            $1,000.00  (Principal amount)
       plus      7.77  (45 days' accrued interest at 6.30% per annum)
            ---------
            $1,007.77
       less     15.75  (3 month's simple interest at 6.30% per annum)
            ---------
            $  992.02  (Total Redemption Price)

    B. For a One Year Loan Certificate in the principal amount of $5,000, bearing interest at 6.30% (paid quarterly at the election of the holder), purchased on January 1, 1998 and redeemed at the request of the holder on June 15, 1998, the redemption price would equal:

            $5,000.00  (Principal amount)
                       (75 days' accrued interest at 6.30% per annum. Interest
       plus     64.73  previously   paid on April 1, 1998 equals $78.75)
            $5,064.73
       less     78.75  (3 month's simple interest at 6.30% per annum)
            ---------
            $4,985.98  (Total Redemption Price)

  Total redemption price ($4,985.98) plus interest previously paid ($78.75) equals $5,064.73.

  The indentures governing the loan certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

  Gold Kist does not have the option of redeeming loan certificates prior to maturity.

SUBORDINATION

  In case of liquidation of Gold Kist, whether voluntary or involuntary, the payment of the principal of and interest on the loan certificates is subordinate to the payment in full of the principal of and interest on any notes or accounts payable, now due or hereafter made by Gold Kist to any bank, any other lending agency or creditor ("Superior Indebtedness"); except that none of the Subordinated Capital Certificates of Interest issued pursuant to the Indentures dated as of September 1, 1979, September 1, 1980 or September 1, 1985, the One Year Subordinated Loan Certificates issued pursuant to the Indentures dated as of December 1, 1977 or September 1, 1979, or the One Year or Six Month Subordinated Large Denomination Loan Certificates issued pursuant to the Indentures dated as of September 1, 1985, shall be Superior Indebtedness, but shall rank equally with the loan certificates outstanding under each of the Indentures. As of June 28, 1997, Superior Indebtedness amounted to approximately $633,727,000, and additional Superior Indebtedness, without limitation, may be created from time to time. (Article Four and Section 1.01 of the Indentures.) Gold Kist is jointly and severally liable for
(i) the obligations of Golden Peanut Company, a general partnership in which Gold Kist has a 33 1/3% interest, and (iii) the obligations of Young Pecan Company, a general partnership in which Gold Kist has a 25% equity interest and a 35% earnings (loss) allocation. Any such liability incurred would constitute additional Superior Indebtedness. See Notes 8 and 9 (b) of Notes to Consolidated Financial Statements.

  Nothing contained in the subordination provisions prevents Gold Kist from making payments of principal or interest on the loan certificates except during the pendency of any dissolution or liquidation proceedings with respect to Gold Kist.

DUTIES OF TRUSTEE

  SunTrust Bank, Atlanta is the Trustee under each Indenture and is to perform only such duties as are specifically set forth in the Indenture. (Section 8.01 of the Indentures.) In the event of a default, the holders of a majority in aggregate principal amount of the loan certificates outstanding at the time under any Indenture have the right to require the Trustee to take action to remedy such default. (Section 7.12 of the Indentures.)

MODIFICATION OF THE INDENTURE

  Each Indenture contains provisions permitting Gold Kist and the Trustee, (i) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of all the loan certificates outstanding under the Indenture on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture or any supplemental indenture so as to modify the rights of the holders of all the loan certificates or (ii) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of the loan certificates of a given series outstanding under the Indenture, on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture relating to loan certificates of such series; provided that no such supplemental indenture shall (a) extend the maturity of any loan certificate or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest,
(b) reduce the 66 2/3% requirement as to the consent of the holders of the loan certificates outstanding under the Indenture or of any series of certificates outstanding thereunder, as required, for amendment of the provisions of the Indenture, or (c) modify the provisions of the Indenture which allow holders of not less than 75% of all loan certificates outstanding under the Indenture to consent to the postponement of interest on all loan certificates outstanding under the Indenture for a period not exceeding three
(3) years from its due date, without the consent of the holder of each loan certificate affected thereby. (Section 10.02 of the Indentures.)

DEFAULTS AND NOTICE THEREOF

  Each Indenture provides that any of the following shall constitute an event of default: (a) failure to pay principal when due; (b) failure to pay interest when due, continued for sixty (60) days; (c) certain events of bankruptcy or insolvency; and (d) failure to perform any other covenant or agreement contained in the Indenture, which failure continues for ninety (90) days after notice to Gold Kist by the Trustee or holders of at least 10% in aggregate principal amount of the outstanding loan certificates under the Indenture. (Section 7.01 of the Indentures.)

  Each Indenture provides that the Trustee shall, within ninety (90) days after the occurrence of an event of default, give to the Certificateholders notice of all such defaults unless such defaults have been cured, provided that, except in the case of a default in the payment of principal of or interest on any of the loan certificates outstanding under the Indenture, the Trustee shall be protected in withholding such notice if, and so long as, the Trustee determines that the withholding of such notice is in the interest of the Certificateholders. (Section 8.02 of the Indentures).

  Each Indenture provides that upon the occurrence of a default, the Trustee or the holders of not less than 25% in aggregate principal amount of the loan certificates then outstanding under the Indenture may declare the principal of all loan certificates outstanding under the Indenture immediately due and payable (Section 7.02 of the Indentures.)

SATISFACTION AND DISCHARGE OF INDENTURE

  Each Indenture shall be discharged upon payment of all loan certificates outstanding thereunder or upon deposit with the Trustee of funds sufficient therefor. (Section 11.01 of the Indentures.)

AUTHENTICATION AND DELIVERY OF CERTIFICATES

  The loan certificates may be authenticated by the Trustee in the form set forth in each Indenture and delivered upon the written order of Gold Kist without any further corporate action. (Section 2.03 of the Indentures.)

STATEMENTS AS TO COMPLIANCE

  Each Indenture requires Gold Kist to furnish to the Trustee annually a statement that Gold Kist has fulfilled all of its obligations throughout the year, or specifying any default in the fulfillment of any such obligation. (Section 5.07 of the Indentures.) In addition, upon any application or demand by Gold Kist to the Trustee to take any action under any of the provisions of the Indenture, Gold Kist shall first furnish to the Trustee an Officer's Certificate stating that all such conditions precedent provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel to Gold Kist stating that in the opinion of such counsel all such conditions precedent have been complied with. (Section 1.02 of the Indentures.)

CONCERNING THE TRUSTEE

  Gold Kist has a $19,000,000 revolving credit line and a $19,000,000 committed 364 day credit line both of which can be used for seasonal advances, and a $5,000,000 letter of credit facility with the SunTrust Bank, Atlanta, under which varying amounts are outstanding from time to time. Any such indebtedness to the SunTrust Bank, Atlanta would constitute Superior Indebtedness as defined in the Indenture. Gold Kist also maintains deposit accounts with the SunTrust Bank, Atlanta, and from time to time the Bank provides other banking and trust services to Gold Kist in the ordinary course of its business. SunTrust Bank, Atlanta serves as trustee under indentures governing certain previously issued series of Subordinated Capital Certificates of Interest and Subordinated Loan Certificates.

                                    EXPERTS

  The consolidated financial statements and schedule of Gold Kist Inc. as of June 29, 1996, and June 28, 1997 and for each of the years in the three-year period ended June 28, 1997 have been included herein or incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein or incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the July 1, 1995 consolidated financial statements refers to a change in accounting for certain investments in debt and equity securities.

  The consolidated financial statements of Golden Peanut Company and Subsidiaries at June 30, 1997 and 1996, and for each of the three years in the period ended June 30, 1997 (not included separately herein), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. The consolidated financial statements audited by Ernst & Young LLP reflect certain amounts which have been included in the consolidated financial statements of Gold Kist Inc. as of June 29, 1996 and June 28, 1997 and for each of the three years in the period ended June 28, 1997, in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       QUALIFIED INDEPENDENT UNDERWRITER

  Interstate/Johnson Lane Corporation, a member of the NASD, has participated as a qualified independent underwriter, for compensation paid by Gold Kist, in the "due diligence" review with respect to the preparation of this Prospectus.

                                 LEGAL OPINION

  The legality of the securities offered hereby is being passed upon for Gold Kist by Alston & Bird, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3424.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Gold Kist Inc.:

  We have audited the accompanying consolidated balance sheets of Gold Kist Inc. and subsidiaries as of June 29, 1996 and June 28, 1997, and the related consolidated statements of operations, patrons' and other equity, and cash flows for each of the years in the three-year period ended June 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Golden Peanut Company and Subsidiaries, a partnership investment accounted for using the equity method of accounting, as described in Note 9(b) to the consolidated financial statements. The consolidated financial statements of Golden Peanut Company and Subsidiaries were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Golden Peanut Company and Subsidiaries, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Kist Inc. and subsidiaries as of June 29, 1996 and June 28, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 28, 1997, in conformity with generally accepted accounting principles.

  As discussed in notes 1 and 9(a) to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt and equity securities in 1995.

                                          KPMG PEAT MARWICK LLP

Atlanta, Georgia
September 5, 1997

                        REPORT OF INDEPENDENT AUDITORS

Partnership Committee
Golden Peanut Company

  We have audited the consolidated balance sheets of Golden Peanut Company and Subsidiaries (the "Partnership") as of June 30, 1996 and 1997, and the related consolidated statements of operations, partners' equity, and cash flows for each of the three years in the period ended June 30, 1997 (not presented separately herein). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Peanut Company and Subsidiaries at June 30, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Atlanta, Georgia
August 29, 1997, except for
Note 11 as to which
the date is September 5, 1997

                                 GOLD KIST INC.

                          CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                     JUNE 29, 1996 JUNE 28, 1997
                                                     ------------- -------------
                      ASSETS
Current assets:
 Cash and cash equivalents.........................     $20,562         17,921
 Receivables, principally trade, including notes
  receivable of $68.9 million in 1996 and $73.2
  million in 1997, less allowance for doubtful
  accounts of $7,726 in 1996 and $8,836 in 1997....     242,411        250,359
 Inventories (note 2)..............................     270,367        295,977
 Commodities margin deposits.......................      21,397         56,570
 Other current assets..............................      17,807         23,692
                                                       --------      ---------
  Total current assets.............................     572,544        644,519
 Investments (note 9)..............................     104,728        132,683
 Property, plant and equipment, net (note 3).......     255,728        295,174
 Other assets......................................      42,960         47,460
                                                       --------      ---------
                                                       $975,960      1,119,836
                                                       ========      =========
              LIABILITIES AND EQUITY
Current liabilities:
 Notes payable and current maturities of long-term
  debt (note 4):
  Short-term borrowings............................    $112,800        178,900
  Subordinated loan certificates...................      30,574         36,466
  Current maturities of long-term debt.............      27,089         15,188
                                                       --------      ---------
                                                        170,463        230,554
 Accounts payable..................................     126,340        149,347
 Accrued compensation and related expenses.........      32,590         30,761
 Patronage refund and other equity payable in
  cash.............................................      24,043            --
 Interest left on deposit (note 4).................      12,119         11,396
 Other current liabilities.........................      22,532         13,192
                                                       --------      ---------
  Total current liabilities........................     388,087        435,250
Long-term debt, excluding current maturities (note
 4)................................................     188,948        256,039
Accrued postretirement benefit costs (note 7(b))...      40,271         43,683
Other liabilities..................................       4,072         10,331
                                                       --------      ---------
  Total liabilities................................     621,378        745,303
                                                       --------      ---------
Minority interest (note 11)........................      28,172         28,458
Patrons' and other equity (note 5):
 Common stock, $1.00 par value--Authorized 500
  shares; issued and
  outstanding 36 in 1996 and 32 in 1997............          36             32
 Patronage reserves................................     209,140        203,988
 Unrealized gain on marketable equity security
  (note 9(a))......................................      20,978         32,749
 Retained earnings.................................      96,256        109,306
                                                       --------      ---------
  Total patrons' and other equity..................     326,410        346,075
Commitments and contingent liabilities (notes 7 and
 8)................................................
                                                       --------      ---------
                                                       $975,960      1,119,836
                                                       ========      =========

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             (AMOUNTS IN THOUSANDS)

                                                     YEARS ENDED
                                       ----------------------------------------
                                       JULY 1, 1995 JUNE 29, 1996 JUNE 28, 1997
                                       ------------ ------------- -------------
Net sales volume......................  $1,688,537    1,955,569     2,289,044
Cost of sales.........................   1,522,063    1,731,448     2,105,577
                                        ----------    ---------     ---------
 Gross margins........................     166,474      224,121       183,467
Distribution, administrative and
 general expenses.....................     131,410      155,664       167,665
                                        ----------    ---------     ---------
 Net operating margins................      35,064       68,457        15,802
                                        ----------    ---------     ---------
Other income (deductions):
 Interest income......................       8,779        9,946        13,361
 Interest expense.....................     (17,525)     (21,065)      (26,951)
 Equity in earnings (loss) of
  partnership (note 9(b)).............      (9,625)      (1,181)        5,807
 Gain on sale of investments..........       3,070          --            --
 Miscellaneous, net...................       5,823        5,962         2,268
                                        ----------    ---------     ---------
  Total other deductions..............      (9,478)      (6,338)       (5,515)
                                        ----------    ---------     ---------
 Margins before income taxes and
  minority interest...................      25,586       62,119        10,287
Income tax expense (benefit)--(note
 6)...................................      13,094       20,757        (3,446)
                                        ----------    ---------     ---------
 Margins before minority interest.....      12,492       41,362        13,733
Minority interest.....................        (741)      (4,330)       (1,843)
                                        ----------    ---------     ---------
 Net margins..........................  $   11,751       37,032        11,890
                                        ==========    =========     =========


          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

              CONSOLIDATED STATEMENTS OF PATRONS' AND OTHER EQUITY

       FOR THE YEARS ENDED JULY 1, 1995, JUNE 29, 1996 AND JUNE 28, 1997

                             (AMOUNTS IN THOUSANDS)

                                                            UNREALIZED
                                                             GAIN ON
                                                            MARKETABLE
                                           COMMON PATRONAGE   EQUITY   RETAINED
                                  TOTAL    STOCK  RESERVES  SECURITY   EARNINGS
                                 --------  ------ --------- ---------- --------
June 25, 1994................... $296,662    79    219,164       --     77,419
 Net margins for 1995...........   11,751   --      12,590       --       (839)
 Nonqualified patronage refund
  and other equity payable in
  cash..........................   (8,941)  --      (8,941)      --        --
 Redemptions and other changes..   (3,013)  (17)    (5,959)      --      2,963
 Implementation of change in
  accounting for marketable
  equity security (note 9(a))...   18,531   --         --     18,531       --
                                 --------   ---    -------    ------   -------
July 1, 1995....................  314,990    62    216,854    18,531    79,543
 Net margins for 1996...........   37,032   --      21,700       --     15,332
 Nonqualified patronage refund
  and other
  equity payable in cash........  (24,212)  --     (24,212)      --        --
 Redemptions and other changes..   (3,847)  (26)    (5,202)      --      1,381
 Change in value of marketable
  equity security
  (note 9(a))...................    2,447   --         --      2,447       --
                                 --------   ---    -------    ------   -------
June 29, 1996...................  326,410    36    209,140    20,978    96,256
 Net margins for 1997...........   11,890   --         --        --     11,890
 Redemptions and other changes..   (3,996)   (4)    (5,152)      --      1,160
 Change in value of marketable
  equity security
  (note 9(a))...................   11,771   --         --     11,771       --
                                 --------   ---    -------    ------   -------
June 28, 1997................... $346,075    32    203,988    32,749   109,306
                                 ========   ===    =======    ======   =======


          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                      YEARS ENDED
                                        ----------------------------------------
                                        JULY 1, 1995 JUNE 29, 1996 JUNE 28, 1997
                                        ------------ ------------- -------------
Cash flows from operating activities:
 Net margins..........................    $ 11,751       37,032        11,890
 Non-cash items included in net
  margins:
  Depreciation and amortization.......      38,085       40,063        39,422
  (Gains) losses on sales of assets...      (3,459)         101           148
  Equity in (earnings) loss of
   partnership........................       9,625        1,181        (5,807)
  Deferred income tax benefit.........      (6,650)      (2,250)       (1,951)
  Patronage refunds from other
   cooperatives.......................      (1,447)      (3,970)       (5,642)
  Other...............................       3,390        2,455         1,048
 Changes in operating assets and
  liabilities:
  Receivables.........................     (28,466)     (53,231)       (7,948)
  Inventories.........................     (28,521)     (43,379)      (25,610)
  Commodities margin deposits.........      (2,512)     (18,590)      (35,173)
  Other current assets................        (870)      (1,971)        2,043
  Accounts payable and accrued
   expenses...........................      15,117       20,917         5,403
  Interest left on deposit............       1,153        1,626          (723)
                                          --------      -------       -------
  Net cash provided by (used in)
   operating activities...............       7,196      (20,016)      (22,900)
                                          --------      -------       -------
Cash flows from investing activities:
 Acquisitions of investments..........      (5,093)      (4,356)       (1,293)
 Acquisitions of property, plant and
  equipment...........................     (61,762)     (74,262)      (76,922)
 Proceeds from disposal of
  investments.........................       8,942          200           104
 Proceeds from sales of loans.........       4,925       10,052           --
 Other................................      (7,179)       2,406           784
                                          --------      -------       -------
  Net cash used in investing
   activities.........................     (60,167)     (65,960)      (77,327)
                                          --------      -------       -------
Cash flows from financing activities:
 Short-term borrowings, net...........      60,286       45,211        71,992
 Proceeds from long-term debt.........      49,752       86,296       110,846
 Principal payments of long-term
  debt................................     (36,676)     (28,557)      (55,656)
 Patronage refunds and other equity
  paid in cash........................     (19,464)     (13,009)      (29,596)
                                          --------      -------       -------
  Net cash provided by financing
   activities.........................      53,898       89,941        97,586
                                          --------      -------       -------
  Net change in cash and cash
   equivalents........................         927        3,965        (2,641)
Cash and cash equivalents at beginning
 of year..............................      15,670       16,597        20,562
                                          --------      -------       -------
Cash and cash equivalents at end of
 year.................................    $ 16,597       20,562        17,921
                                          ========      =======       =======
Supplemental disclosure of cash flow
 data:
 Cash paid during the years for:
  Interest (net of amounts
   capitalized).......................    $ 18,792       18,327        25,761
                                          ========      =======       =======
  Income taxes........................    $ 21,144       20,676        11,173
                                          ========      =======       =======

          See accompanying notes to consolidated financial statements.

                                GOLD KIST INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 JULY 1, 1995, JUNE 29, 1996 AND JUNE 28, 1997

                         (DOLLAR AMOUNTS IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Gold Kist Inc. is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist Inc. serves approximately 31,000 active farmer members and other cooperative associations located principally in the southeastern United States. Gold Kist Inc. operates poultry and pork production facilities providing both marketing and purchasing services to producers. Gold Kist Inc. also purchases or manufactures feed, seed, fertilizers, pesticides, animal health products and other farm supply items for sale at wholesale and retail. Additionally, Gold Kist Inc. is engaged in the processing, storage and marketing of cotton, serves as a contract procurement agent for, and stores, farm commodities such as soybeans and grain, and is a partner in a major peanut processing and marketing business and in a pecan processing and marketing business.

  The accounting and reporting policies of Gold Kist Inc. and subsidiaries conform to generally accepted accounting principles and to general practices among agricultural cooperatives. The following is a summary of the significant accounting policies.

  (a)Basis of Presentation

      The accompanying consolidated financial statements include the accounts of Gold Kist Inc. and its wholly and majority owned subsidiaries (collectively "Gold Kist" or "Association"). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 1995 and 1996 consolidated financial statements to conform to the presentation in the 1997 consolidated financial statements.

  (b)Cash and Cash Equivalents

      Gold Kist's policy is to invest cash in excess of operating requirements in highly liquid interest bearing debt instruments, which include commercial paper and reverse repurchase agreements. These investments are stated at cost which approximates market. For purposes of the consolidated statements of cash flows, Gold Kist considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

  (c)Inventories

      Merchandise for sale includes feed, fertilizers, seed, pesticides, equipment and general farm supplies purchased or manufactured by Gold Kist for sale to agricultural producers and consumers. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market.

      Live poultry and hogs consist of broilers, breeding stock and market hogs. The broilers and market hogs are stated at the lower of average cost or market. The breeding stock is stated at average cost, less accumulated amortization.

      Raw materials and supplies consist of feed and fertilizer ingredients, uncleaned seed, hatching eggs, packaging materials and operating supplies. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market. Gold Kist engages in commodity futures and options transactions to manage the risk of adverse price fluctuations with regard to its poultry and other animal feed ingredient purchases. Futures contracts are recognized when closed and option contracts are accounted for at market. Gains or losses on futures and options transactions are included as a part of product cost.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

      At June 28, 1997, Gold Kist had unrealized commodity futures losses of $36.8 million related to its hedging of a portion of its 1998 poultry feed ingredients requirements. These futures positions were closed in July 1997 resulting in realized losses of approximately $48.6 million which will be reflected in the 1998 consolidated financial statements as an adjustment in product cost.

      Marketable products consist primarily of dressed and further processed poultry and cotton. These inventories are stated, principally, on the basis of selling prices, less estimated brokerage, freight and certain other selling costs where applicable (estimated net realizable value).

  (d)Property, Plant and Equipment

      Property, plant and equipment is recorded at cost. Depreciation of plant and equipment is calculated by the straight-line method over the estimated useful lives of the respective assets.

  (e)Investments

      Investments in other cooperatives are recorded at cost and include the amount of patronage refund certificates and patrons' equities allocated, less distributions received. These investments are not readily marketable and quoted market prices are not available, as a result, it is not practical to determine these investment's fair value. The equity method of accounting is used for investments in other companies in which Gold Kist's voting interest is 20 to 50 percent. Investments in less than 20 percent owned companies which are not readily marketable are stated at cost.

      Effective June 26, 1994, Gold Kist adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." Pursuant to the provisions of SFAS 115, the Association has classified its marketable equity security and collateralized loans as "available-for-sale." "Available-for-sale" securities are those the Association intends to hold for a period of time and are not acquired with the intent of selling them in the near term. Unrealized gains and losses on "available-for-sale" securities are included as a separate component of patrons' and other equity in the accompanying financial statements, net of deferred income taxes. Upon initial application of SFAS 115, Gold Kist recorded an increase to investments of $20.5 million and to patrons' and other equity of $12.9 million (net of deferred income taxes of $7.6 million) related to the marketable equity security (see note 9(a)). Management believes the carrying value of the collateralized loans approximate market value and, accordingly, no adjustment has been recognized in the accompanying financial statements.

      Gold Kist's investment in the Golden Peanut Company partnership is accounted for using the equity method (see note 9(b)). Other investments accounted for under the equity method are not significant.

  (f)Income Taxes

      Gold Kist operates as an agricultural cooperative not exempt from Federal income taxes. Aggregate margins not refunded in cash to members or allocated in the form of qualified written notices are subject to income taxes.

      The bylaws of Gold Kist provide for the issuance of either qualified or nonqualified patronage refunds (as defined for purposes of Subchapter T of the Internal Revenue Code). Gold Kist utilized nonqualified patronage refunds in 1995 and 1996 which are deductible for income tax purposes only to the extent paid or redeemed in cash.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

  (g)Fair Value of Financial Instruments

      Gold Kist's financial instruments include cash and cash equivalents, commodities margin deposits, accounts receivables and payables and accrued expenses, notes receivable and debt. Because of the short maturity of cash equivalents, accounts receivable and payables and accrued expenses, interest left on deposit, certain short-term debt which matures in less than one year and long-term debt with variable interest rates, the carrying value approximates fair value. All financial instruments are considered to have an estimated fair value which approximates carrying value at June 29, 1996 and June 28, 1997 unless otherwise specified (see notes 1(e) and 4).

  (h)Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

      Gold Kist adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), on June 30, 1996. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS 121 did not have a material impact on Gold Kist's financial position, results of operations or liquidity.

  (i)Fiscal Year

      Gold Kist employs a 52/53 week fiscal year. The consolidated financial statements for 1995, 1996 and 1997 reflect 53, 52 and 52 weeks, respectively. Fiscal 1998 will be a 52 week year.

  (j)Use of Estimates

      Management of Gold Kist has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
(2) INVENTORIES

  Inventories are summarized as follows:

                                                                  1996    1997
                                                                -------- -------
     Merchandise for sale...................................... $ 83,886  86,810
     Live poultry and hogs.....................................   95,682 101,579
     Marketable products--poultry..............................   40,047  35,814
     Marketable products--cotton...............................   11,258  27,442
     Raw materials and supplies................................   39,494  44,332
                                                                -------- -------
                                                                $270,367 295,977
                                                                ======== =======

(3) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is summarized as follows:

                                                                  1996    1997
                                                                -------- -------
     Land and land improvements................................ $ 33,268  37,435
     Buildings.................................................  188,845 203,110
     Machinery and equipment...................................  368,118 403,076
     Construction in progress..................................   16,833  29,364
                                                                -------- -------
                                                                 607,064 672,985
     Less accumulated depreciation.............................  351,336 377,811
                                                                -------- -------
                                                                $255,728 295,174
                                                                ======== =======

(4) NOTES PAYABLE AND LONG-TERM DEBT

  At June 28, 1997, the Association had a $250 million unsecured committed credit facility with nine commercial banks. The facility includes a five-year $125 million revolving credit commitment and a $125 million 364-day line of credit commitment. As of June 28, 1997, borrowings of $65 million and $95 million, respectively, were outstanding under the revolving credit and 364-day line-of-credit commitments. The five-year revolving credit agreement expires on August 9, 2001, but may be extended twice for successive one-year periods with the consent of the banks. The revolving credit facility fee and the commitment fees on the unused portion of the revolving credit will be computed quarterly based on the Association's ratio of funded debt to total capital and will not exceed .20% per annum. The 364-day line of credit provides short-term financing that will expire in August 1998 and may be extended with the consent of the banks. The 364-day line of credit is subject to a .16% per annum facility fee. Borrowings under the $250 million facility will bear variable interest rates at or below prime. Also, the facility permits competitive bid interest rates by the participating banks.

  At June 28, 1997, Golden Poultry Company, Inc., a subsidiary of Gold Kist, had borrowings of $36.4 million under unsecured committed credit facilities totaling $45.0 million. These revolving credit facilities will expire subsequent to the merger of Golden Poultry Company, Inc. with Gold Kist in September 1997 (see note 11).

  In February 1997, Gold Kist established a shelf note agreement with an insurance company, whereby the insurance company may purchase up to $125 million of senior promissory notes. In February 1997, Gold Kist sold $30 million of 7.6% Series A Senior Notes and in May 1997, Gold Kist sold $25 million of 7.94% Series B Senior Notes. At Gold Kist's request, the insurance company may purchase an additional $70 million of senior notes through February 1999.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  At June 28, 1997, Gold Kist had other borrowings of $85.5 million outstanding under uncommitted loans and letters of credit facilities. At June 28, 1997, Gold Kist had other unused long-term loan commitments of $50.0 million and additional uncommitted facilities to provide loans and letters of credit from banks aggregating approximately $94.5 million. These unsecured borrowings bear interest at rates below prime.

  Subordinated loan certificates of $30.6 million at June 29, 1996 bore interest at rates of 5.5% to 6.4% with terms of one year and were unsecured. At June 28, 1997, subordinated loan certificates outstanding were $36.5 million bearing interest at rates of 5.75% to 6.4%.

  Interest left on deposit represents amounts of interest payable, which at the option of the holders of various classes of certificates, is left on deposit with Gold Kist. Additional interest on these amounts accrues at the same rates as the related certificates.

  Long-term debt is summarized as follows:

                                                                  1996    1997
                                                                -------- -------
   Unsecured senior notes payable:
    9.375% interest notes, due in semi-annual installments of
     $5,500
     with interest payable semiannually.......................  $ 11,000     --
    9.90% interest notes, due in semi-annual installments of
     $1,539
     with interest payable semiannually.......................     9,230   6,152
    9.35% interest note, due in a single installment in June
     2001
     with interest payable quarterly..........................    20,000  20,000
    7.60% interest notes, due in annual installments of $2,727 beginning in February 2002 with interest payable
     quarterly................................................       --   30,000
    7.94% interest notes, due in annual installments of $2,272
     beginning in May 2002 with interest payable quarterly....       --   25,000
   Other long term debt:
    Subordinated capital certificates of interest with fixed
     maturities ranging from two to fifteen years, unsecured
     (weighted average interest rate
     of 7.2% at June 29, 1996 and 7.3% at June 28, 1997)......    59,431  63,714
    Revolving credit agreements with commercial banks
     (weighted average rate of 5.7% at June 29, 1996 and 6.0%
     at June 28, 1997)........................................    50,000 101,350
    Borrowings under uncommitted lines of credit (weighted
     average rate
     of 5.8% at June 29, 1996)................................    40,000     --
    Tax exempt industrial revenue bonds with varying interest
     rates
     due in quarterly and annual installments through 2016,
     secured by property, plant and equipment.................    18,500  18,050
    Pro rata share of mortgage loan, at 8.47% interest, due in monthly installments to June 30, 2004, secured by a
     building (note 3)........................................     2,306   2,100
    Other.....................................................     5,570   4,861
                                                                -------- -------
                                                                 216,037 271,227
   Less current maturities....................................    27,089  15,188
                                                                -------- -------
                                                                $188,948 256,039
                                                                ======== =======

  Based upon discounted cash flows of future payments, assuming interest rates available to Gold Kist for issuance of debt with similar terms and remaining maturities, the estimated fair value of the unsecured senior

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

notes payable at June 29, 1996 and June 28, 1997 was approximately $43.0 million and $83.1 million, respectively.

    In June 1997, Gold Kist entered into two notional amount $25 million interest rate swap agreements with a commercial bank. Under a five-year interest rate swap, the Company will pay interest at a fixed rate of 6.48% and receive interest at the three-month London Interbank Offered Rate (LIBOR). Under a ten year interest rate swap, the Company will pay interest at the three-month LIBOR and receive interest at a fixed rate of 7.44%. Beginning in June 1998, the commercial bank has an option to terminate the ten-year interest rate swap at any quarterly payment date.

    The terms of debt agreements specify minimum working capital, net worth and current ratio requirements. The debt agreements also place a limitation on equity distribution, cash patronage refunds and additional loans, advances or investments. The limitation provides for a carryover to 1998 of unused amounts, $10.1 million as of June 28, 1997, and is increased by 50% of Gold Kist's net margins (or minus 100% of a net loss) before any gains or losses on disposals of capital assets or equity in unremitted earnings of any affiliate.

    Annual required principal repayments on long-term debt for the five years subsequent to June 28, 1997 are as follows:

     Year:
     1998........................................................... $15,188
     1999...........................................................  16,402
     2000...........................................................   7,340
     2001...........................................................  25,232
     2002...........................................................  17,782
                                                                     =======

(5) PATRONS' AND OTHER EQUITY

    Gold Kist's Articles of Incorporation provide for a class of common stock and a class of preferred stock pursuant to the provisions of the Georgia Cooperative Marketing Act. Each member is allocated one share of common stock, $1.00 par value. The common shares are not marketable or transferable and no dividends will be declared on these common shares. No issuance of preferred stock has been authorized by Gold Kist.

    Patronage reserves represent allocated undistributed member margins less taxes paid on nonqualified equity. Patronage reserves do not bear interest and are subordinated to all certificates outstanding and indebtedness of Gold Kist. Patronage reserves may be revolved and paid at the discretion of the Board of Directors.

    Retained earnings include the cumulative net margins (losses) resulting from nonmember and nonpatronage transactions, including noncooperative subsidiaries. Also included are amounts related to the early redemption of notified equity, representing the difference between the face value and the redemption amounts.

(6) INCOME TAXES

    The provisions for income tax expense (benefit), principally Federal, consist of the following:

                                                         1995     1996    1997
                                                        -------  ------  ------
   Current expense (benefit)........................... $19,744  23,007  (1,495)
   Deferred benefit....................................  (6,650) (2,250) (1,951)
                                                        -------  ------  ------
                                                        $13,094  20,757  (3,446)
                                                        =======  ======  ======

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The deferred income tax effect of the unrealized gain on marketable equity security has been charged as a component of patrons' and other equity for 1996 and 1997.

  Gold Kist's combined federal and state effective tax rates from operations for 1995, 1996 and 1997 were 51%, 33%, and (33)%, respectively. A reconciliation of income tax expense (benefit) from operations computed by applying the Federal corporate income tax rate of 35% in 1995, 1996 and 1997 to margins before income taxes, minority interest and cumulative effect of accounting changes for the applicable year follows:

                                                       1995     1996    1997
                                                      -------  ------  ------
   Computed expected income tax expense.............. $ 8,955  21,742   3,600
   Increase (decrease) in income tax expense
    resulting from:
    Income tax litigation............................   5,520     --   (5,207)
    Cash portion of nonqualified patronage refund....  (1,031)   (986)    --
    Effect of state income taxes, net of Federal
     benefit.........................................     447     970    (531)
    Nonqualified equity redemptions..................    (490)   (886)   (831)
    Target jobs credits..............................    (499)    (11)   (344)
    Other, net.......................................     192     (72)   (133)
                                                      -------  ------  ------
                                                      $13,094  20,757  (3,446)
                                                      =======  ======  ======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 29, 1996 and June 28, 1997 are as follows:

                                                                1996     1997
                                                              --------  -------
   Deferred tax assets:
    Postretirement benefits.................................. $ 15,589   16,920
    Insurance accruals.......................................    8,059    8,822
    Equity in partnerships...................................    2,618      --
    Bad debt reserves........................................    3,156    3,661
    State tax operating loss carryforwards...................    1,406    1,850
    Other....................................................    1,426    2,372
                                                              --------  -------
     Total gross deferred tax assets.........................   32,254   33,625
    Less valuation allowance.................................   (1,406)  (1,078)
                                                              --------  -------
     Net deferred tax assets.................................   30,848   32,547
                                                              --------  -------
   Deferred tax liabilities:
    Unrealized gain on marketable equity security............  (13,116) (17,634)
    Accelerated depreciation.................................   (1,245)  (2,167)
    Deferred compensation....................................   (3,371)  (3,604)
    Equity in partnerships...................................      --      (245)
                                                              --------  -------
     Total deferred tax liabilities..........................  (17,732) (23,650)
                                                              --------  -------
     Net deferred tax assets................................. $ 13,116    8,897
                                                              ========  =======

  The net change in the total valuation allowance for the years ended 1995, 1996 and 1997 was an increase of $71, a decrease of $578, and a decrease of $328, respectively. The Association's management believes the existing net deductible temporary differences comprising the total net deferred tax assets will reverse during periods in which the Association generates net taxable income.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  During 1993, the Internal Revenue Service (IRS) concluded its examination of Gold Kist's 1987 through 1989 Federal income tax returns and issued a notice of deficiency. In April 1994, the remaining issue, whether Gold Kist must recognize taxable income related to the redemption of its qualified notified equity at less than face amount, was litigated before the United States Tax Court. An adverse decision was received from the Tax Court on June 26, 1995. In April 1997, the Eleventh Circuit Court of Appeals reversed the decision of the Tax Court in favor of Gold Kist. The Appellate Court's decision was not appealed by the IRS and the accrued tax liability related to this issue has been reversed in the 1997 financial statements.

(7) EMPLOYEE BENEFITS

  (a)Pension Plans

      Gold Kist has noncontributory defined benefit pension plans covering substantially all of its employees and directors and an affiliate's employees (participants). The plan covering the salaried participants provides pension benefits that are based on the employees' compensation during the years before retirement or other termination of employment. The plan covering the hourly participants provides pension benefits that are based on years of service. Gold Kist's funding policy is to contribute within the guidelines prescribed by Federal regulations. Plan assets consist principally of corporate equities and bonds, and United States Government and Agency obligations.

  Net periodic pension expense for 1995, 1996 and 1997 included the following components:

                                                     1995     1996     1997
                                                   --------  -------  -------
     Service cost--benefits earned during the
      year........................................ $  3,429    4,092    4,226
     Interest cost on projected benefit
      obligations.................................    6,949    7,426    8,006
     Actual return on plan assets.................  (11,393) (27,724) (19,118)
     Net amortization and deferral................    1,208   16,799    7,127
                                                   --------  -------  -------
      Net periodic pension expense................ $    193      593      241
                                                   ========  =======  =======

  The following table sets forth the plans' funded status, amounts recognized in the consolidated balance sheets at June 29, 1996 and June 28, 1997 and economic assumptions:

                                                               1996     1997
                                                             --------  -------
     Actuarial present value of benefit obligations:
      Vested participants..................................  $ 88,287   90,256
      Nonvested............................................     7,088    7,410
                                                             --------  -------
       Total accumulated benefit obligations...............  $ 95,375   97,666
                                                             ========  =======
     Projected benefit obligations for services rendered to
      date.................................................  $111,251  116,670
                                                             ========  =======
     Plan assets for benefits:
      Plan assets at fair value............................  $145,148  156,673
      Prepaid pension cost included in other assets
       in consolidated balance sheets......................   (18,179) (19,721)
                                                             --------  -------
       Net plan assets.....................................  $126,969  136,952
                                                             ========  =======
     Plan assets in excess of projected benefit
      obligations..........................................  $ 15,718   20,282
                                                             ========  =======

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                1996     1997
                                                               -------  ------
     Consisting of:
      Unrecognized net asset existing at the date of
       adoption............................................... $ 8,318   7,116
      Unrecognized net gain/(loss) from past experience
       different from that assumed and effects of changes in
       assumptions............................................  13,824  18,889
      Prior service cost not yet recognized in net periodic
       pension cost...........................................  (6,424) (5,723)
                                                               -------  ------
                                                               $15,718  20,282
                                                               =======  ======
     Actuarial assumptions:
      Weighted-average discount rate..........................    8.00%   8.25%
      Weighted-average expected long-term rate of return on
       plan assets............................................    9.50%   9.50%
      Weighted-average rate of compensation increase..........    5.50%   5.50%

      The unrecognized net asset existing at the date of adoption of Statement of Financial Accounting Standards No. 87 is being amortized over the remaining service lives of the participants.

  (b)Other Postretirement Benefits

      Gold Kist provides health care and death benefits to substantially all retired employees, covered dependents and their beneficiaries. Generally, employees who have attained age 55 and who have 10 years of service are eligible for these benefits. In addition, employees with less than 10 years of service who retired before July 1, 1992 are eligible for these benefits. The health care and death benefit plans are contributory and coverages increase with increased years of service.

      Postretirement health and death benefit expense for 1995, 1996 and 1997 included the following components:

                               1995   1996  1997
                              ------  ----- -----
     Service cost--benefits
      earned during the
      year................... $1,742  2,029 2,452
     Interest cost...........  2,645  2,998 3,508
     Net amortization and
      deferral...............    (18)    80    80
                              ------  ----- -----
      Net postretirement
       health and death
       benefit expense....... $4,369  5,107 6,040
                              ======  ===== =====

      Gold Kist's postretirement benefit plans are not funded. The status of the plans at June 29, 1996 and June 28, 1997 was as follows:

                                                              1996     1997
                                                             -------  ------
     Actuarial present value of accumulated postretirement
      benefit obligation:
      Retirees.............................................. $18,010  21,130
      Fully eligible active plan participants...............  10,188  11,786
      Other active plan participants........................  16,571  20,245
                                                             -------  ------
                                                              44,769  53,161
      Unrecognized net loss from experience differences.....  (2,737) (7,332)
                                                             -------  ------
                                                             $42,032  45,829
                                                             =======  ======

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
      The health care cost trend rate used to determine the accumulated postretirement benefit obligation at June 29, 1996 was 8%, declining ratably to 5% by the year 2001 and remaining at that level thereafter. The health care cost trend rate used to determine the accumulated postretirement benefit obligation at June 28, 1997 was 7%, declining ratably to 5% by the year 2001 and remaining at that level thereafter. The discount rate used to determine the accumulated postretirement benefit obligation was 8.00% at June 29, 1996 and 8.25% at June 28, 1997, respectively. A 1% increase in the health care cost trend rate for each year would increase the accumulated postretirement benefit obligation for health care benefits at June 28, 1997 by approximately 13% and net postretirement health care cost by 14%.

(8) CONTINGENT LIABILITIES AND COMMITMENTS

  Gold Kist is a party to various legal and administrative proceedings, all of which management believes constitute ordinary routine litigation incident to the business conducted by Gold Kist, or are not material in amount.

  Gold Kist received proceeds of $20.0 million, $5.0 million, $4.9 million and $10.2 million during 1993, 1994, 1995 and 1996, respectively, for collateralized loans sold with recourse to an insurance company, of which $17.4 million was outstanding at June 28, 1997. No gain or loss was recognized on the sale of these loans. A $264 thousand allowance has been recognized in the accompanying consolidated financial statements for potential losses that may occur. As of June 28, 1997, there have been no credit losses related to the loans guaranteed under this agreement.

  Gold Kist is a guarantor of amounts outstanding under a $65.0 million secured loan agreement between a commercial bank and Young Pecan Company, a pecan processing and marketing partnership in which Gold Kist holds a 25% equity interest and 35% earnings (loss) allocation. At June 28, 1997, the amounts outstanding under this facility were $42.4 million.

(9) INVESTMENTS

  (a)Marketable Equity Security

      As discussed in Note 1(e), Gold Kist adopted SFAS 115 at June 26, 1994, changing the method of accounting for its marketable equity security from a historical cost basis to a fair value approach. Pursuant to the provisions of SFAS 115, the Association has classified its marketable equity security as "available-for-sale." At June 28, 1997, the Association's marketable equity security was carried at its fair value of $71.1 million, which represents a gross unrealized gain of $50.4 million. The 1997 gross unrealized gain, net of deferred taxes of $17.7 million, has been reflected as a separate component of patrons' and other equity. At June 29, 1996, the Association's marketable equity security was carried at its fair value of $54.8 million, which represents a gross unrealized gain of $34.1 million. The 1996 gross unrealized gain, net of deferred income taxes of $13.1 million, has been reflected as a separate component of patrons' and other equity. At July 1, 1995, the marketable equity security was carried at its fair value of $50.1 million, which represents a gross unrealized gain of $30.1 million. The 1995 gross unrealized gain, net of deferred income taxes of $11.6 million, has been reflected as a separate component of patrons' and other equity.

      Gains realized on sales and dividends totaling $1.3 million are included in miscellaneous, net for the year ended July 1, 1995. Dividends of $494 thousand and $595 thousand are included in miscellaneous, net for the years ended June 29, 1996 and June 28, 1997, respectively.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  (b)Golden Peanut Company

      Gold Kist has a 33 1/3% interest in Golden Peanut Company and Subsidiaries, a partnership interest ("Golden Peanut Company"). Gold Kist's investment in the Golden Peanut Company amounted to $17.2 million and $24.1 million at June 29, 1996 and June 28, 1997, respectively. In July 1996 and July 1997, Gold Kist made additional investments of $2.8 million and $1.2 million, respectively. Golden Peanut Company has a $450.0 million commercial paper facility supported by lines of credit with various banks totaling $190.0 million. At June 28, 1997, borrowings of $103.0 million were outstanding under the commercial paper facility. Summarized financial information of Golden Peanut Company is shown below:

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                  1996    1997
                                                                -------- -------
     Current assets............................................ $150,178 164,450
     Property, plant and equipment, net........................   31,557  34,775
                                                                -------- -------
      Total assets............................................. $181,735 199,225
                                                                ======== =======
     Current liabilities....................................... $124,969 120,591
     Accrued postretirement benefit costs......................    5,308   5,703
     Other liabilities.........................................      --      511
       Partners' equity........................................   51,458  72,420
                                                                -------- -------
      Total liabilities and partners' equity................... $181,735 199,225
                                                                ======== =======

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        1995     1996     1997
                                                      --------  -------  -------
     Net sales and other operating income............ $435,569  428,955  426,122
     Costs and expenses..............................  464,444  432,496  408,702
                                                      --------  -------  -------
      Net earnings (loss)............................ $(28,875)  (3,541)  17,420
                                                      ========  =======  =======

      In 1995, 1996 and 1997, Gold Kist received $2.1 million in rental income from Golden Peanut Company under an operating lease agreement for peanut shelling and procurement facilities. Gold Kist received procurement commissions, royalties and administrative service fees of $3.9 million, $3.1 million and $4.2 million in 1995, 1996 and 1997, respectively. In addition, Gold Kist purchased $3.1 million, $2.6 million and $2.3 million of inventory from Golden Peanut Company in 1995, 1996 and 1997, respectively.

(10) MAJOR BUSINESS SEGMENTS

  Gold Kist is an agricultural cooperative, with operations located primarily in the southeastern United States, engaged in marketing products and purchasing supplies and equipment for its patrons. Gold Kist also operates non-cooperative businesses engaged in broiler operations, farm and home retailing, and crop and equipment financing. Gold Kist's operations are classified into industry segments as follows:

  The Poultry segment includes cooperative integrated broiler production, processing and marketing operations, as well as subsidiary broiler operations. This segment has decentralized broiler and cornish game hen facilities.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The Agri-Services segment purchases or manufactures feed, seed, fertilizers, agricultural chemicals, animal health products, and other farm supply and equipment items for sale through Gold Kist retail outlets and independent dealers. The segment conducts cotton procurement, ginning, storage and marketing operations, as well as other crop procurement services. This segment also operates pork production facilities.

  The following table presents certain financial information as to industry segments:

                                            AGRI-   INTERSEGMENT
                                 POULTRY   SERVICES ELIMINATIONS  CONSOLIDATED
                                ---------- -------- ------------- ------------
YEAR ENDED JULY 1, 1995
Net sales volume..............  $1,232,907 455,630         --      1,688,537(a)
                                ========== =======     =======     =========
Net margins from operations...  $   37,503   5,012         --         42,515
                                ========== =======     =======
General corporate expenses....                                        (7,451)
Other deductions, net.........                                        (9,478)
                                                                   ---------
Margins before income taxes
 and minority interest........                                     $  25,586
                                                                   =========
Depreciation and amortization
 expense......................  $   31,435   5,698         952(b)     38,085
                                ========== =======     =======     =========
Capital expenditures..........  $   43,309  18,073         380(b)     61,762
                                ========== =======     =======     =========
Identifiable assets at July 1,
 1995.........................  $  408,232 269,019     144,386(b)    821,637
                                ========== =======     =======     =========
YEAR ENDED JUNE 29, 1996
Net sales volume..............  $1,386,490 569,079         --      1,955,569(a)
                                ========== =======     =======     =========
Net margins from operations...  $   69,951  10,317         --         80,268
                                ========== =======     =======
General corporate expenses....                                       (11,811)
Other deductions, net.........                                        (6,338)
                                                                   ---------
Margins before income taxes
 and minority interest........                                     $  62,119
                                                                   =========
Depreciation and amortization
 expense......................  $   32,180   7,247         636(b)     40,063
                                ========== =======     =======     =========
Capital expenditures..........  $   54,124  19,357         781(b)     74,262
                                ========== =======     =======     =========
Identifiable assets at June
 29, 1996.....................  $  487,869 311,680     176,411(b)    975,960
                                ========== =======     =======     =========
YEAR ENDED JUNE 28, 1997
Net sales volume..............  $1,629,705 659,339         --      2,289,044(a)
                                ========== =======     =======     =========
Net margins from operations...  $   17,421  10,198         --         27,619
                                ========== =======     =======
General corporate expenses....                                       (11,817)
Other deductions, net.........                                        (5,515)
                                                                   ---------
Margins before income taxes
 and minority interest........                                     $  10,287
                                                                   =========
Depreciation and amortization
 expense......................  $   30,983   7,893         546(b)     39,422
                                ========== =======     =======     =========
Capital expenditures..........  $   65,687  10,816         419(b)     76,922
                                ========== =======     =======     =========
Identifiable assets at June
 28, 1997.....................  $  573,731 346,037     200,068(b)  1,119,836
                                ========== =======     =======     =========

(a) Net sales volume includes export sales amounting to $70,113, $100,089 and $96,427 in 1995, 1996 and 1997, respectively, which have no significant geographical concentration.
(b) Amounts relate to unallocated corporate assets.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
(11) SUBSEQUENT EVENT

  In January 1997, the Gold Kist Board of Directors adopted a resolution authorizing the Company's officers to negotiate with Golden Poultry Company, Inc. to pursue a transaction in which Gold Kist would acquire all of the shares of Golden Poultry Company's common stock not currently owned by Gold Kist. Gold Kist owned 10,901,802 shares or 75% of Golden Poultry's 14,628,435 outstanding shares. The negotiations were completed and an Agreement and Plan of Merger executed in April 1997 (the "Merger Agreement"), among Gold Kist, Golden Poultry Company, Inc., Agri International, Inc. and Golden Poultry Acquisition Corp.

  Pursuant to the Merger Agreement, Gold Kist agreed to pay $14.25 per share in cash for each outstanding share of common stock not already beneficially owned by Gold Kist. The Merger Agreement was approved by the Boards of Directors of the Association and Golden Poultry Company, Inc. and was approved by a majority of the owners of the Golden Poultry common stock not owned by Gold Kist at a Special Meeting of Shareholders on September 5, 1997. The Merger became effective on September 8, 1997. The cost to acquire the outstanding shares and the estimated fees and expenses incurred or to be incurred in connection with the merger are approximately $55.1 million. The acquisition of the minority interest will be accounted for using the purchase method of accounting.

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 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CON-TAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESEN-TATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES COV-ERED BY THIS PROSPECTUS; NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICI-TATION OF AN OFFER TO BUY, ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITA-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Gold Kist Inc............................................................   6
Use of Proceeds..........................................................   6
Selected Consolidated Financial Data.....................................   7
Management's Discussion and Analysis of Consolidated Results of
 Operations and Financial Condition......................................   8
Business.................................................................  13
Description of Subordinated Capital Certificates of Interest.............  16
Description of Subordinated Loan Certificates and Subordinated Large De-
 nomination Loan Certificates............................................  21
Experts..................................................................  25
Qualified Independent Underwriter........................................  25
Legal Opinion............................................................  26
Independent Auditors' Reports............................................ F-1
Consolidated Financial Statements........................................ F-3

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                     [LOGO OF GOLD KIST INC. APPEARS HERE]


                                   GOLD KIST
                                     INC.

                           FIFTEEN YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES D)

                             TEN YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES D)

                            SEVEN YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES A)

                            FIVE YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES C)

                            THREE YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES A)

                             TWO YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES A)

                             ONE YEAR SUBORDINATED
                               LOAN CERTIFICATES
                                  (SERIES C)

                             ONE YEAR SUBORDINATED
                     LARGE DENOMINATION LOAN CERTIFICATES
                                  (SERIES A)

                            SIX MONTH SUBORDINATED
                     LARGE DENOMINATION LOAN CERTIFICATES
                                  (SERIES A)

                               ----------------
                                  PROSPECTUS
                               ----------------

                                       , 1997

                               ----------------

                               AGVESTMENTS, INC.

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                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Registration Fees.............................................. $ 20,606
      Legal Fees and Expenses........................................ $ 15,000*
      Accountants' Fees and Expenses................................. $ 15,000*
      Consulting Fee................................................. $ 40,000
      Blue Sky Fees and Expenses..................................... $  3,000*
      Printing Expenses.............................................. $ 15,000*
      Miscellaneous.................................................. $  3,000*
                                                                      --------
          Total...................................................... $111,606*

--------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article XX of the By-Laws of Gold Kist provides:

                               "INDEMNIFICATION

  Each person who is or was a Director or Officer of Gold Kist and each person who at Gold Kist's request while serving as a director or officer of Gold Kist, is serving or has served as an officer, director or trustee of another corporation, partnership, joint venture, trust, or other enterprise (hereinafter referred to individually as the "Indemnitee") shall be indemnified by Gold Kist to the full extent permitted for a director under Sections 14-3-850 through 14-3-855 of the Georgia Nonprofit Corporation Code, as amended from time to time, against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement, and other liabilities actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit, or proceeding (whether based on facts and circumstances now existing or hereafter arising) in which the Indemnitee may be involved by reason of his being or having been a director or officer of Gold Kist or a director, officer or trustee of such other enterprise. Such indemnification shall be made in accordance with the laws of the State of Georgia and subject to the conditions prescribed therein, including without limitation, any condition that the Indemnitee have met applicable standards of conduct. In addition to the indemnification described above Gold Kist, at the discretion of its disinterested directors, may indemnify an officer or director against amounts paid in settlement of any threatened or pending action, suit or proceeding by or in the right of Gold Kist to secure a judgment in its favor, subject to the same conditions under which expenses associated therewith could be idemnified. In keeping with and not in limitation of the foregoing, the attorneys of Gold Kist who are officers of the company shall be indemnified by Gold Kist against any expenses and other liabilities incurred by them in connection with their rendering of legal opinions or providing other services as counsel to Gold Kist or its subsidiaries or affiliated companies. Gold Kist may purchase and maintain insurance on behalf of any Indemnitee against any liability asserted against him whether or not Gold Kist would have the power to indemnify the Indemnitee against such liability under the laws of the State of Georgia. If any expenses or other amounts are paid by way of indemnification, other than by court order, by membership action or by insurance carrier, Gold Kist shall provide notice of such payment to the members in accordance with the provisions of the laws of the State of Georgia. In the event that any of the provisions of this Article (including any provision within a single section, subsection, paragraph, sentence or clause) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions of this Article are severable and shall remain enforceable to the fullest extent permitted by law."

  The Georgia Nonprofit Corporation Code provides:

14-3-850. DEFINITIONS.

  As used in this part, the term:

    (1) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

    (2) "Director" or "officer" means an individual who is or was a director or officer, respectively, of a corporation who, while a director or officer of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign business or nonprofit corporation, partnership, joint venture, trust, employee benefit plan, or other entity. A director or officer is considered to be serving an employee benefit plan at the corporation's request if the director's duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. "Director" or "officer" includes, unless the context otherwise requires, the estate or personal representative of a director.

    (3) "Disinterested director" means a director who at the time of a vote referred to in subsection (c) of Code Section 14-3-853 or a vote or selection referred to in subsection (b) or (c) of Code Section 14-3-855 is not:

      (A) A party to the proceeding; or

      (B) An individual having a familial, financial, professional, or employment relationship with the director whose indemnification or advance for expenses is the subject of the decision being made, which relationship would, in the circumstances, reasonably be expected to exert an influence on the director's judgment when voting on the decision being made.

    (4) "Expenses" includes counsel fees.

    (5) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses actually incurred with respect to a proceeding.

    (6) "Official capacity" means:

      (A) When used with respect to a director, the office of director in a corporation; and

      (B) When used with respect to an officer, as contemplated in Code
    Section 14-3-857, the office in a corporation held by the officer.

  "Official capacity" does not include service for any other domestic or foreign corporation or any partnership, joint venture, trust, employee benefit plan, or other entity.

    (7) "Party" means an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

    (8) "Proceeding" means any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative and whether formal or informal.

14-3-851. AUTHORITY TO INDEMNIFY DIRECTOR INVOLVED IN LEGAL PROCEEDING.

  (a) Except as otherwise provided in this Code section, a corporation may indemnify an individual who is a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

    (1) He or she conducted himself or herself in good faith; and

    (2) He or she reasonably believed:

      (A) In the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation;

      (B) In all other cases, that his or her conduct was at least not opposed to the best interests of the corporation; and

      (C) In the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

  (b) A director's conduct with respect to an employee benefit plan for a purpose the director believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirements of subsection (a) of this Code section.

  (c) The termination of a proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this Code section.

  (d) A corporation may not indemnify a director under this Code section:

    (1) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under this Code section; or

    (2) In connection with any other proceeding with respect to conduct for which the director was adjudged liable on the basis that personal benefit was improperly received by the director, whether or not involving action in the director's official capacity.

14-3-852. INDEMNIFICATION FOR REASONABLE EXPENSES OF SUCCESSFUL DEFENSE.

  A corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

14-3-853. ADVANCE OR REIMBURSEMENT OF LITIGATION EXPENSES.

  (a) A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because the director is a director if the director delivers to the corporation:

    (1) A written affirmation of the director's good faith belief that the director has met the relevant standard of conduct described in of Code
  Section 14-3-851 or that the proceeding involves conduct for which liability has been eliminated under a provision of the articles of incorporation as authorized by paragraph (4) of subsection (b) of Code
  Section 14-3-202; and

    (2) The director's written undertaking to repay any funds advanced if it is ultimately determined that the director is not entitled to indemnification under this part.

  (b) The undertaking required by paragraph (2) of subsection (a) of this Code section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to the financial ability of the director to make repayment.

  (c) Authorizations under this Code section shall be made by the board of directors:

    (1) If there are two or more disinterested directors, by a majority vote of all disinterested directors (a majority of whom shall for such purpose constitute a quorum) or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote; or

    (2) If there are fewer than two disinterested directors, by the vote necessary for action by the board in accordance with subsection (c) of Code
  Section 14-3-824, in which authorization directors who do not qualify as disinterested directors may participate.

14-3-854. COURT ORDERED INDEMNIFICATION AND PAYMENT OF EXPENSES.

  (a) A director who is a party to a proceeding because he or she is a director may apply for indemnification or advances of expenses to the court conducting the proceeding or to another court of competent jurisdiction. After receipt of an application, after giving any notice it considers necessary, the court shall:

    (1) Order indemnification or advance for expenses if it determines that the director is entitled to indemnification under this part; or

    (2) Order indemnification or advance for expenses if it determines, in view of all the relevant circumstances, that it is fair and reasonable:

      (A) To indemnify the director; or

      (B) To advance expenses to the director,

    even if he or she has not met the relevant standard of conduct set forth in subsections (a) and (b) of Code Section 14-3-851, failed to comply with Code Section 14-3-853, or was adjudged liable in a proceeding referred to in paragraph (1) or (2) of subsection (d) of Code Section 14-3-851, but if he or she was adjudged so liable his or her indemnification shall be limited to reasonable expenses incurred in connection with the proceeding.

  (b) If the court determines that the director is entitled to indemnification or advance for expenses under this part, it may also order the corporation to pay the director's reasonable expenses to obtain court ordered indemnification or advance for expenses.

14-3-855. DETERMINATION OF RIGHT AND AUTHORIZATION OF PAYMENT FOR
INDEMNIFICATION REQUIRED.

  (a) A corporation may not indemnify a director under Code Section 14-3-851 unless authorized thereunder and a determination has been made for a specific proceeding that indemnification of the director is permissible in the circumstances because the director has met the relevant standard of conduct set forth in Code Section 14-3-851.

  (b) The determination shall be made:

    (1) If there are two or more disinterested directors, by the board of directors by a majority vote of all disinterested directors (a majority of whom shall for such purpose constitute a quorum), or by a majority of the members of a committee of two or more distinterested directors appointed by such a vote;

    (2) By special legal counsel:

      (A) Selected in the manner prescribed in paragraph (1) of this subsection; or

      (B) If there are fewer than two disinterested directors, selected by the board of directors, in which selection directors who do not qualify as disinterested directors may participate; or

    (3) By the members, but directors who do not qualify as disinterested directors may not vote as members on the determination.

  (c) Authorization of indemnification or an obligation to indemnify and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if there are fewer than two disinterested directors or if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under paragraph (3) of subsection (b) of this Code section to select special legal counsel.

  The benefits of the indemnity for directors provided by Article XX of Gold Kist's by-laws are contractually assured by agreements between Gold Kist and the directors. There is currently in effect an insurance policy which provides for reimbursement of Gold Kist for amounts paid in indemnification. The overall policy limit is $50,000,000.

ITEM 16. EXHIBITS.

  See Index of Exhibits on Page II-6.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBITS--INDEX OF EXHIBITS

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY         EXHIBIT IN
   IN THIS                                     FILED WITH              THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION            DOCUMENT
 -----------  ----------------------         --------------         -----------
   1         Underwriting Agreement     Registration filed on     Exhibit 1
              with Agvestments, Inc.,    Form S-2 (Registration
              dated October 12, 1992     No. 33-52268)
   1(a)      Designation of classes
              of Securities of Gold
              Kist Inc. to be offered
              and sold pursuant to
              underwriting agreement
              with Agvestments, Inc.,
              as amended
   2         Agreement of Merger,       Amendment to Schedule 13D Exhibit 3
              dated as of April 22,      filed April 25, 1997
              1997 among Golden
              Poultry Company, Inc.,
              Agri International,
              Inc., Gold Kist, Inc.
              and Golden Poultry
              Acquisition Corp.
   4(a)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(a)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Fifteen       65587)
              Year Subordinated
              Capital Certificates of
              Interest (Series B),
              including therein a
              table of contents and
              cross-reference sheet
   4(a)(2)   Form of First              Registration filed on     Exhibit 4(a)(4)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980, governing the     69267)
              terms of the Fifteen
              Year Subordinated
              Capital Certificates of
              Interest (Series C)
   4(a)(3)   Form of Second             Registration filed on     Exhibit 4(a)(5)
              Supplemental Indenture,    Form S-2 (Registration
              dated as of September      No. 2-75938)
              1, 1982, governing the
              terms of the Fifteen
              Year Subordinated
              Capital Certificates of
              Interest (Series D)
   4(b)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(b)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Ten Year      65587)
              Subordinated Capital
              Certificates of
              Interest (Series B),
              including therein a
              table of contents and
              cross-reference sheet
   4(b)(2)   Form of First              Registration filed on     Exhibit 4(b)(4)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980 governing the      69267)
              terms of the Ten Year
              Subordinated Capital
              Certificates of
              Interest (Series C)
   4(b)(3)   Form of Second             Registration filed on     Exhibit 4(b)(5)
              Supplemental Indenture,    Form S-2
              dated as of September      (Registration No. 2-
              1, 1982, governing the     79538)
              terms of the Ten Year
              Subordinated Capital
              Certificates of
              Interest (Series D)
   4(c)      Form of Indenture, dated   Registration filed on     Exhibit 4(c)
              September 1, 1985,         Form S-2
              governing the terms of     (Registration No. 33-
              the Seven Year             428)
              Subordinated Capital
              Certificates of
              Interest (Series A)
              including therein a
              table of contents,
              cross-reference sheet
              and form of Seven Year
              Subordinated Capital
              Certificates of
              Interest

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY         EXHIBIT IN
   IN THIS                                     FILED WITH              THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION            DOCUMENT
 -----------  ----------------------         --------------         -----------
   4(d)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(c)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Five Year     65587)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents and
              cross-reference sheet
   4(d)(2)   Form of First              Registration filed on     Exhibit 4(d)(2)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980, governing the     69267)
              terms of the Five Year
              Subordinated Capital
              Certificates of
              Interest (Shares B)
   4(d)(3)   Form of Second             Registration filed on     Exhibit 4(d)(3)
              Supplemental Indenture,    Form S-2
              dated as of September      (Registration No. 2-
              1, 1982, governing the     79538)
              terms of the Five Year
              Subordinated Capital
              Certificates of
              Interest (Series C)
   4(e)      Form of Indenture, dated   Registration filed on     Exhibit 4(f)(2)
              as of September 1,         Form S-2
              1985, governing the        (Registration No. 33-
              terms of the Three Year    428)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents,
              cross-reference sheet,
              and form of Three Year
              Subordinated Capital
              Certificates of
              Interest
   4(f)      Form of Indenture, dated   Registration filed on     Exhibit 4(g)
              September 1, 1980,         Form S-1
              governing the terms of     (Registration No. 2-
              the Two Year               69267)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents and
              cross-reference sheet
   4(g)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(h)(1)
              as of September 1,         Form S-2
              1985, governing the        (Registration No. 33-
              terms of the One Year      428)
              Subordinated Large
              Denomination Loan
              Certificates (Series
              A), including therein a
              table of contents,
              cross-reference sheet,
              and form of One Year
              Subordinated Large
              Denomination Loan
              Certificates
   4(g)(2)   Form of Indenture, dated   Registration filed on     Exhibit 4(d)(2)
              September 1, 1979,         Form S-1
              governing the terms of     (Registration No. 2-
              the One Year               66587)
              Subordinated Loan
              Certificates (Series
              B), including therein a
              table of contents and
              cross-reference sheet

                                              DOCUMENT WITH          DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT            OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY          EXHIBIT IN
   IN THIS                                     FILED WITH               THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION             DOCUMENT
 -----------  ----------------------         --------------          -----------
   4(g)(3)   Form of First              Registration filed on     Exhibit 4(f)(2)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980, governing the     69267)
              terms of the One Year
              Subordinated Loan
              Certificates (Series C)
   4(h)      Form of Indenture dated    Registration filed on     Exhibit 4(i)
              as of September 1,         Form S-2 (Registration
              1985, governing the        No. 33-428)
              terms of the Six Month
              Subordinated Large
              Denomination Loan
              Certificates (Series
              A), including therein a
              table of contents,
              cross-reference sheet,
              and form of Six Month
              Subordinated Large
              Denomination Loan
              Certificates
   4(i)      Agreement to furnish       Registration filed on     Exhibit 4(h)
              copies of constituent      Form S-1 (Registration
              instruments defining       No. 2-59958)
              the rights of the
              holders of certain
              industrial revenue
              bonds
   4(j)(1)   Note Agreement with the    Quarterly Report on Form  Exhibit B-4(n)
              Prudential Insurance       10-Q for the Fiscal
              Company of America,        Quarter Ended December
              dated as of December       31, 1986
              15, 1986
   4(j)(2)   Amendment dated June 30,   Registration filed on     Exhibit 4(l)(2)
              1987 to Note Agreement     Form S-2 (Registration
              with the Prudential        No. 33-24623)
              Insurance Company of
              America
   4(j)(3)   Note Agreement with the    Quarterly Report on Form  Exhibit B-4(q)(1)
              Prudential Insurance       10-Q for the Fiscal
              Company of America         Quarter ended December
              dated as of November 4,    31, 1988
              1988
   4(j)(4)   Note Agreement with the    Quarterly Report on Form  Exhibit B-4(q)(2)
              Pruco Life Insurance       10-Q for the Fiscal
              Company dated as of        Quarter ended December
              November 4, 1988           31, 1988
   4(j)(5)   Amendment dated as of      Registration filed on     Exhibit 4(l)(5)
              January 9, 1991, to        Form S-2 (Registration
              Note Agreements' with      No. 33-42900)
              the Prudential
              Insurance Company of
              America and with Pruco
              Life Insurance Company
   4(j)(6)   Note Agreement with the    Registration filed on     Exhibit 4(l)(6)
              Prudential Insurance       Form S-2 (Registration
              Company of America         No. 33-42900)
              dated as of June 3,
              1991
   4(j)(7)   Amendment dated as of      Registration filed on     Exhibit 4(l)(7)
              June 26, 1992, to Note     Form S-2 (Registration
              Agreements with            No. 33-52268)
              Prudential Insurance
              Company of America
   4(j)(8)   Amendment dated as of      Registration filed on     Exhibit 4(l)(8)
              July 14, 1993, to Note     Form S-2 (Registration
              Agreements in the          No. 33-69204)
              Prudential Insurance
              Company of America and
              Pruco Life Insurance
              Company

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY          EXHIBIT IN
   IN THIS                                     FILED WITH               THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION             DOCUMENT
 -----------  ----------------------         --------------         -----------
  4(j)(9)    Note Purchase and
              Private Shelf
              Agreement, dated as of
              February 11, 1997, with
              the Prudential
              Insurance Company of
              America
  4(j)(10)   Amendment dated May 13,
              1997 to Note Agreements
              dated as of November 4,
              1988, with the
              Prudential Insurance
              Company of America and
              with Pruco Life
              Insurance Company; Note
              Agreement dated as of
              June 7, 1991 with the
              Prudential Insurance
              Company of America; and
              Note Purchase and
              Private Shelf Agreement
              dated February 11, 1997
              with the Prudential
              Insurance Company of
              America
  5          Opinion of Alston & Bird
  10(a)      Form of Deferred           Registration filed on     Exhibit 11(d)
              Compensation Agreement     Form S-1 (Registration
              between Gold Kist and      No. 2-59958)
              certain executive
              officers
  10(b)(1)   Gold Kist Management       Registration filed on     Exhibit 10(b)
              Bonus Program              Form S-1 (Registration
                                         No. 2-69267)
  10(b)(2)   Amended Gold Kist          Registration filed on     Exhibit 10(b)(2)
              Management Bonus           Form S-2 (Registration
              Program                    No. 2-79538)
  10(b)(3)   Form of Gold Kist          Registration filed on     Exhibit 10(b)(3)
              Supplemental Executive     Form S-2 (Registration
              Retirement Income Non-     No. 33-9007)
              Qualified Deferred
              Compensation Plan and
              Agreement between Gold
              Kist Inc. and certain
              executive officers and
              Resolution of Gold Kist
              Board of Directors
              authorizing the
              Supplemental Executive
              Retirement Plan
  10(b)(4)   Resolution of Gold Kist    Registration filed on     Exhibit 10(b)(4)
              Board of Directors         Form S-2 (Registration
              authorizing the Gold       No. 33-9007)
              Kist Special Award Plan
  10(b)(5)   Form of Gold Kist          Registration filed on     Exhibit 10(b)(5)
              Executive's Change in      Form S-2 (Registration
              Control Agreement          No. 33-31164)
              between Gold Kist and
              certain officers and
              resolutions of Gold
              Kist Board of Directors
              authorizing the
              Officers Contingency
              Plan
  10(b)(6)   Form of Directors Change   Registration filed on     Exhibit 10(b)(6)
              in Control Agreement       Form S-2 (Registration
              between Gold Kist and      No. 33-36938)
              Directors of Gold Kist
  10(b)(7)   Form of Directors          Registration filed on     Exhibit 10(b)(7)
              Emeritus Life Benefits     Form S-2 (Registration
              Agreement                  No. 33-36938)
  10(b)(8)   Form of Directors          Registration filed on     Exhibit 10(b)(8)
              Emeritus Agreement for     Form S-2 (Registration
              Medical Benefits           No. 33-36938)
  10(b)(9)   Gold Kist Executive        Registration filed on     Exhibit 10(b)(9)
              Savings Plan, as           Form S-2 (Registration
              amended                    No. 33-62869)

                                              DOCUMENT WITH          DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT            OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY           EXHIBIT IN
   IN THIS                                     FILED WITH                THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION              DOCUMENT
 -----------  ----------------------         --------------          -----------
  10(b)(10)  Gold Kist Director         Registration filed on     Exhibit 10(b)(9)
              Savings Plan, as           Form S-2 (Registration
              amended                    No. 33-62869)
  10(b)(11)  Gold Kist Split Dollar     Registration filed on     Exhibit 10(b)(9)
              Life Insurance Plan        Form S-2 (Registration
                                         No. 33-62869)
  10(c)(1)   Form of Membership,        Registration filed on     Exhibit 13(b)
              Marketing, and/or          Form S-1 (Registration
              Purchasing Agreement of    No. 2-59958)
              Gold Kist Inc.,
              Atlanta, Georgia
  10(c)(2)   Form of Membership,        Registration filed on     Exhibit 10(c)(2)
              Marketing, and/or          Form S-1 (Registration
              Purchasing Agreement of    No. 2-74205)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised October 17,
              1980
  10(c)(3)   Form of Membership,        Registration filed on     Exhibit 10(c)(3)
              Marketing and/or           Form S-2 (Registration
              Purchasing Agreement of    No. 33-428)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised November 1,
              1984
  10(c)(4)   Form of Membership,        Registration filed on     Exhibit 10(c)(4)
              Marketing and/or           Form S-2 (Registration
              Purchasing Agreement of    No. 33-24623)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised October 29,
              1987
  10(c)(5)   Form of Membership,        Registration filed on     Exhibit 10(c)(5)
              Marketing and/or           Form S-2 (Registration
              Purchasing Agreement of    No. 33-42900)
              Gold Kist Inc.,
              Atlanta, Georgia,
              revised as of August
              21, 1991

  10(c)(6)   Form of Membership,
              Marketing, and/or
              Purchasing Agreement of
              Gold Kist Inc.,
              Atlanta, Georgia,
              revised July 9, 1997

  10(d)      CF Industries, Inc.        Registration filed on     Exhibit 13(j)
              Member Product Purchase    Form S-1 (Registration
              Agreement                  No. 2-59958)
  10(e)(1)   General Partnership        Registration filed on     Exhibit 10(h)(1)
              Agreement (GC              Form S-2 (Registration
              Properties) between        No. 33-428)
              Gold Kist Inc. and
              Cotton States Mutual
              Insurance Company,
              dated as of July 1,
              1984
  10(e)(2)   Lease from GC              Registration filed on     Exhibit 10(h)(2)
              Properties, dated          Form S-2 (Registration
              December 11, 1984, for     No. 33-428)
              home office building
              space
  10(f)(1)   General Partnership        Annual Report on Form 10- Exhibit B-10(f)(1)
              Agreement (Golden          K for the Fiscal Year
              Peanut Company) between    ended June 30, 1987
              Gold Kist and Archer-
              Daniels-Midland
              Company, dated as of
              December 17, 1986
  10(f)(2)   Restated and Amended       Registration filed on     Exhibit 10(f)(2)
              Partnership Agreement      Form S-2 (Registration
              (Golden Peanut Company)    No. 33-31164)
              between Gold Kist,
              Inc., Archer-Daniels-
              Midland Company and
              Alimenta Processing
              Corporation dated as of
              March 1, 1989

                                              DOCUMENT WITH          DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT            OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY           EXHIBIT IN
   IN THIS                                     FILED WITH                THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION              DOCUMENT
 -----------  ----------------------         --------------          -----------
  10(f)(3)   Amendment to Amended and   Registration filed on     Exhibit 10(f)(3)
              Restated Partnership       Form S-2 (Registration
              Agreement (Golden          No. 33-42900)
              Peanut Company) between
              Gold Kist, Inc.,
              Archer-Daniels-Midland
              Company and Alimenta
              Processing Corporation
              dated as of June 30,
              1991
  10(f)(4)   Master Commercial          Annual Report on Form 10- Exhibit B-10(f)(2)
              Facilities Lease           K for the Fiscal Year
              Agreement between Gold     ended June 30, 1987
              Kist and Golden Peanut
              Company dated as of
              December 17, 1986
  10(g)      Grain Procurement          Annual Report on Form 10- Exhibit B-10(h)
              Agreement between Gold     K for the Fiscal Year
              Kist and Archer-           ended June 30, 1987
              Daniels-Midland
              Company, dated August
              31, 1987
  10(h)(1)   Credit Agreement dated     Registration filed        Exhibit 10(j)
              as of August 9, 1996,      September 20, 1996 on
              with Various Banks and     Form S-2 (Registration
              Lending Institutions,      No.
              as Lenders and SunTrust    333-12397)
              Bank, Atlanta, as Agent
  10(h)(2)   First Amendment, dated
              May 12, 1997, to Credit
              Agreement dated August
              9, 1996
  10(h)(3)   Second Amendment, dated
              June 27, 1997, to
              Credit Agreement dated
              August 9, 1996
  10(i)(1)   Master Note Agreement      Report filed on Form 10-Q Exhibit 4(h)
              with Wachovia Bank of      for the fiscal quarter
              Georgia, N.A., dated as    ended September 28, 1996
              of August 19, 1996
  10(j)      Guaranty dated December    Registration filed on     Exhibit 4(o)
              18, 1992 by Gold Kist      Form S-2 (Registration
              in favor of NationsBank    No. 33-69204)
              of Georgia, N.A.
  12         Computation of Ratio of
              Net Margins to Fixed
              Charges
  23(a)      Consent of Alston & Bird
  23(b)      Consent of KPMG Peat
              Marwick LLP
  23(c)      Consent of Ernst & Young
              LLP
  23(d)      Consent of
              Interstate/Johnson Lane
              Corporation

                                               DOCUMENT WITH       DESIGNATION
 DESIGNATION                                   WHICH EXHIBIT         OF SUCH
 OF EXHIBIT                                   WAS PREVIOUSLY       EXHIBIT IN
   IN THIS                                      FILED WITH            THAT
   REPORT      DESCRIPTION OF EXHIBIT           COMMISSION          DOCUMENT
 -----------   ----------------------         --------------       -----------
     25      Statements of eligibility
              and qualification of
              Trustee on Form T-1 with
              respect to Fifteen Year
              Subordinated Capital
              Certificates of Interest
              (Series D), Ten Year
              Subordinated Capital
              Certificates of Interest
              (Series D), Seven Year
              Subordinated Capital
              Certificates of Interest
              (Series A), Five Year
              Subordinated Capital
              Certificates of Interest
              (Series C), Three Year
              Subordinated Capital
              Certificates of Interest
              (Series A), Two Year
              Subordinated Capital
              Certificates of Interest
              (Series A), One Year
              Subordinated Loan
              Certificates (Series C),
              One Year Subordinated
              Large Denomination Loan
              Certificates (Series A),
              and Six Month
              Subordinated
              Large Denomination Loan
              Certificates (Series A)
     27      Financial Data Schedule

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, STATE OF GEORGIA, ON THE 23RD DAY OF SEPTEMBER, 1997.

                                          Gold Kist Inc.

                                                       /s/ G.O. Coan
                                          By: _________________________________
                                                G. O. COAN ,Chief Executive
                                                Officer(Principal Executive
                                                         Officer)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO ITS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

           /s/ G. O. Coan              Chief Executive          September 23,
-------------------------------------   Officer (Principal           1997
             G. O. COAN                 Executive Officer)

        /s/ Peter J. Gibbons           Vice President-          September 23,
-------------------------------------   Finance (Principal           1997
          PETER J. GIBBONS              Financial Officer)

         /s/ W. F. Pohl, Jr.           Controller               September 23,
-------------------------------------   (Principal                   1997
           W. F. POHL, JR.              Accounting Officer)

        /s/ W. P. Smith, Jr.           Director                 September 19,
-------------------------------------                                1997
          W. P. SMITH, JR.

       /s/ Fred K. Norris, Jr.         Director                 September 19,
-------------------------------------                                1997
         FRED K. NORRIS, JR.

           /s/ Dan Smalley             Director                 September 19,
-------------------------------------                                1997
             DAN SMALLEY

       /s/ Phil Ogletree, Jr.          Director                 September 19,
-------------------------------------                                1997
         PHIL OGLETREE, JR.

       /s/ James E. Brady, Jr.         Director                 September 19,
-------------------------------------                                1997
         JAMES E. BRADY, JR.

          /s/ A. Jack Nally            Director                 September 19,
-------------------------------------                                1997
            A. JACK NALLY

      /s/ W. Kenneth Whitehead         Director                 September 19,
-------------------------------------                                1997
        W. KENNETH WHITEHEAD

        /s/ H. Michael Davis           Director                 September 19,
-------------------------------------                                1997
          H. MICHAEL DAVIS

     /s/ Herbert A. Daniel, Jr.        Director                 September 19,
-------------------------------------                                1997
       HERBERT A. DANIEL, JR.

                                                                   EXHIBIT 23(A)

                               CONSENT OF COUNSEL

  The consent of Alston & Bird to the use of their opinion as to the legality of the securities covered by this Registration Statement and to the reference to such firm under the caption "Legal Opinion" is contained in their opinion filed as Exhibit 5 to the Registration Statement.

                                                                  EXHIBIT 23(B)

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Gold Kist Inc.:

  We consent to the use of our reports included herein or incorporated herein by reference and to the references to our firm under the headings "Selected Consolidated Financial Data" and "Experts" in the Prospectus. Our reports refer to changes in accounting for income taxes and for certain investments in debt and equity securities.

                                          KPMG Peat Marwick LLP

Atlanta, Georgia
September 20, 1996

                                                                  EXHIBIT 23(C)

The Board of Directors
Gold Kist Inc.:

  We consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and "Experts" and to the use of our report dated September 6, 1996, with respect to the combined consolidated financial statements of Golden Peanut Company and Subsidiaries and Alimenta Commodities, LLC (not included separately herein) in the Registration Statement (Form S-2) and related prospectus of Gold Kist Inc. for the registration of subordinated capital and loan certificates.

                                          Ernst & Young LLP

Atlanta, Georgia
September 20, 1996

                                                                   EXHIBIT 23(D)

                  CONSENT OF QUALIFIED INDEPENDENT UNDERWRITER


  We consent to the reference to our firm under the caption "Qualified Independent Underwriter" in the Prospectus.

                                          Interstate/Johnson Lane Corporation

September 19, 1996